Exhibit 2.1

ASSET PURCHASE AND SALE AGREEMENT

by and between

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

and

ATHENE HOLDING LTD.

Dated: January 27, 2026

4.6	No Brokers	27

4.7	No Inducement or Reliance; Independent Assessment	27

ARTICLE V Covenants		27

5.1	Conduct of Seller Pending the Closing; Cooperation	27

5.2	Access to Information Prior to the Closing	29

5.3	Consents and Approvals	29

5.4	Acquisition Proposals; Go Shop Period	30

5.5	Preparation of the Proxy Statement; Stockholders Meeting	34

5.6	Public Announcements and Disclosure	36

5.7	Post-Transfer Remittances	37

5.8	Post-Transfer Obligation Regarding Comfort Letters	37

ARTICLE VI Conditions to Closing		37

6.1	Conditions to All Parties’ Obligations	37

6.2	Conditions to Seller’s Obligations	38

6.3	Conditions to Buyer’s Obligations	38

ARTICLE VII Deliveries by Seller at Closing		39

7.1	Officer’s Certificate	39

7.2	W-9	39

7.3	Other Deliverables	39

ARTICLE VIII Deliveries by Buyer at Closing		40

8.1	Officer’s Certificate	40

8.2	Closing Consideration Amount	40

8.3	Other Deliverables	40

ARTICLE IX Survival		40

9.1	Survival	40

ARTICLE X Repurchase of Loan Assets		40

10.1	Repurchase	40

10.2	Repurchase Price	41

ARTICLE XI Termination		41

11.1	Termination by Mutual Consent	41

11.2	Termination by Either Seller or Buyer	41

11.3	Termination by Seller	42

11.4	Termination by Buyer	42

11.5	Effect of Termination	43

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ARTICLE XII Miscellaneous		45

12.1	Expenses	45

12.2	Transfer Taxes	45

12.3	Notices	45

12.4	Governing Law	47

12.5	Entire Agreement	47

12.6	Severability	47

12.7	Amendment	47

12.8	Effect of Waiver or Consent	47

12.9	Parties in Interest; Limitation on Rights of Others	47

12.10	Assignability	47

12.11	Jurisdiction; Court Proceedings; Waiver of Jury Trial	48

12.12	No Other Duties	48

12.13	Reliance on Counsel and Other Advisors	48

12.14	Remedies	48

12.15	Specific Performance	48

12.16	Counterparts	49

12.17	Further Assurance	49

12.18	No Recourse	49

EXHIBIT A	Assets

EXHIBIT B	Purchase Price Methodology

EXHIBIT C	Form of Assignment and Assumption Agreement

EXHIBIT D	Form of Lost Note Affidavit

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ASSET PURCHASE AND SALE AGREEMENT

ASSET PURCHASE AND SALE AGREEMENT, dated as of January 27, 2026, by and between Athene Holding Ltd., a Delaware corporation (“Buyer”), and Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (“Seller”). Buyer and Seller are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Seller directly or indirectly owns 100% of the Assets (as defined herein);

WHEREAS, Buyer desires to purchase from Seller and its applicable Subsidiaries, and Seller desires to sell, and to cause its applicable Subsidiaries to sell, to Buyer, the Assets, upon the terms and subject to the conditions hereinafter set forth; and

NOW THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

Definitions and Rules of Construction

1.1 Definitions.

As used in this Agreement, the following terms shall have the meanings set forth below:

“A&R Management Agreement” means that certain Amended and Restated Management Agreement to be entered into by and among Seller, Seller Operating LLC and Seller Manager in accordance with the Management Agreement Side Letter.

“Acceptable Confidentiality Agreement” means any confidentiality agreement that contains customary provisions that are not less restrictive in any respect (other than de minimis modifications) than those contained in the Confidentiality Agreement; provided, that such confidentiality agreement need not contain standstill provisions or prohibit the making or amendment of an Acquisition Proposal and further, provided, that such confidentiality agreement shall not prohibit disclosure to Buyer of the identity of the counterparty thereto and any terms proposed by such counterparty pursuant to Section 5.4(a).

“Acceptable Courts” has the meaning set forth in Section 12.11.

“Acquisition Proposal” means any proposal or offer (other than an offer or proposal made or submitted by or on behalf of Buyer) with respect to any transaction or series of related transactions with a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) concerning any (i) merger, consolidation, business combination, joint venture or similar transaction, (ii) acquisition (whether by tender offer, share exchange or other manner), (iii) issuance or sale or other disposition of Seller’s equity interests, (iv) sale, lease, license or other disposition directly or indirectly of Assets of Seller, or (v) any combination of any of the foregoing, in each case, which if consummated would result in any Person or group of Persons acquiring beneficial ownership (or the right to acquire beneficial ownership), directly or indirectly, of equity securities of Seller or any of its respective Subsidiaries representing 20% or more of the issued and outstanding equity securities of Seller (by vote or value), or 20% or more of the consolidated total assets (including, equity securities of its Subsidiaries), revenues or net income of Seller and its Subsidiaries, taken as a whole.

“Affiliate” of a Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the first Person; provided that, for the avoidance of doubt, (a) none of the following groups of Persons or their Subsidiaries shall be considered “Affiliates” of either Buyer or Seller for purposes of this Agreement: (i) any Managed Accounts, (ii) any Portfolio Companies or (iii) any Portfolio Company in which any Person has, directly or indirectly, made a debt or equity investment that is, would or should be reflected in the schedule of investments included in the quarterly or annual reports of such Person that are filed with the SEC, and (b) neither AGM nor any of its Subsidiaries (including Buyer and its Subsidiaries (including Athene Co-Invest Reinsurance Affiliate Holding Ltd., Athene Co-Invest Reinsurance Affiliate Holding 2 Ltd. and their respective Subsidiaries)) shall be considered “Affiliates” of Seller for purposes of this Agreement. For purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the term “controlled” has a meaning correlative thereto. For the avoidance of doubt, any Subsidiary or other Affiliate of Seller purchased by Buyer pursuant to this Agreement shall each be deemed to be an “Affiliate” of (x) Seller solely with respect to any period prior to the Closing, and (y) Buyer solely with respect to the period from and after the Closing.

“AGM” means Apollo Global Management, Inc.

“Agreement” means this Asset Purchase and Sale Agreement, as it may be amended from time to time.

“Allocated Purchase Price” has the meaning set forth in Section 2.6(b).

“Alternative Acquisition Agreement” has the meaning set forth in Section 11.3(a).

“Ancillary Documents” means the documents being executed and delivered in connection with this Agreement and the Transactions, including the receipt for the Closing Consideration Amount (in each case as such documents may be supplemented, amended or modified from time to time).

“Applicable Interests” means the equity interests in the SPE Entity set forth on Exhibit A – Part II.

“Assets” means, collectively, the assets listed on Exhibit A, which shall consist of the Loans in Part I and the Applicable Interests in Part II being sold from Seller to Buyer under this Agreement; provided, however, that Exhibit A may be amended in accordance with Section 2.2(b).

“Assumed Liabilities” has the meaning set forth in Section 2.5(a).

“Berkadia Servicing Agreement” means that certain Servicing Agreement, dated as of February 3, 2022, by and between Berkadia Commercial Mortgage LLC and Athene Annuity and Life Company, as amended by that certain First Amendment to Servicing Agreement, dated as of June 15, 2023 (as the same may be supplemented, joined, replaced, modified, or otherwise amended), with respect to the Assets.

“Borrower” means the underlying borrower with respect to any Loan.

“Business Day” means any day other than a Saturday or Sunday or a day on which commercial banks in the City of New York are required or authorized by Law or executive order to close.

“Buyer” has the meaning set forth in the Preamble.

“Buyer’s Breach Notice” has the meaning set forth in Section 10.1.

“Buyer Fundamental Representations” has the meaning set forth in Section 6.2(a).

“Buyer Material Adverse Effect” means, with respect to Buyer, any Event that would be reasonably likely to prevent or materially delay Buyer’s ability to consummate the Transactions.

“CBRE Servicing Agreement” means that certain Servicing Agreement, dated as of September 12, 2023, by and between Apollo Management International LLP and CBRE Loan Services Limited (as may be supplemented, joined, replaced, modified, or otherwise amended), with respect to the Assets.

“Change of Recommendation” has the meaning set forth in Section 5.4(e)(i)(A).

“Closing” has the meaning set forth in Section 2.1.

“Closing Consideration Amount” has the meaning set forth in Section 2.6(a).

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Date Calculation Notice” has the meaning set forth in Section 2.6(b).

“Closing Documents” has the meaning set forth in Section 2.9(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated September 23, 2025, between Buyer and Seller, as amended by that First Amendment to Confidentiality Agreement, dated as of December 23, 2025, between Buyer and Seller.

“Consents” means any consents, licenses, approvals or authorizations of, or registrations, declarations or filings with, any Governmental Entity or other Person.

“Contract” means any legally binding contract, agreement, license, lease, commitment, understanding or other obligation, whether oral or written.

“Cure Period” has the meaning set forth in Section 10.1.

“Designated Buyer” has the meaning set forth in Section 2.8.

“Event” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning set forth in Section 2.4.

“Excluded Party” means any Person, group of Persons or group that includes any Person or group of Persons, from whom Seller has received during the Go-Shop Period a bona fide written Acquisition Proposal that, (i) remains pending as of, and shall not have been irrevocably withdrawn prior to, the expiration of the Go-Shop Period, (ii) the Seller Board, or an authorized committee thereof, determines in good faith, based on the information then available and after consultation with its financial advisor and outside legal counsel, constitutes or would reasonably be expected to lead to a Superior Proposal and (iii) as of any date following the No-Shop Period Start Date, has not lapsed in accordance with its terms or been withdrawn.

“Fiduciary Termination” has the meaning set forth in Section 5.4(e).

“Final Accounting” has the meaning set forth in Section 2.7(a).

“Final Post-Closing Transfer Date” has the meaning set forth in Section 2.3(b).

“GAAP” means United States Generally Accepted Accounting Principles.

“Go-Shop Period” has the meaning set forth in Section 5.4(a).

“Governmental Consents” has the meaning set forth in Section 3.4.

“Governmental Entity” means any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether foreign, federal, state, local or supranational.

“Independent Accountant” means any one of the following accounting firms that is not then serving as the independent auditor of either party: Ernst & Young LLP, PricewaterhouseCoopers LLP, KPMG, Cohn Reznick, CBIZ, RSM US, Baker Tilly or BDO USA.

“Injunction” has the meaning set forth in Section 6.1(b).

“Intervening Event” means an Event that first occurs after the date hereof that was not known to the Seller Board on the date of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable to the Seller Board), which Event, or any consequence thereof, becomes known to the Seller Board prior to the Seller Stockholder Approval, it being understood that in no event shall either (a) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, or (b) the fact that Seller exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof, in each case with respect to the Assets (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition), constitute an Intervening Event.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Seller” means the actual knowledge of the persons named in Schedule 1.1(a).

“Law” means any statute, law, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law.

“Liabilities” means any and all debts, liabilities, claims, demands, expenses, guarantees, commitments or obligations of any kind, character or nature whatsoever.

“Lien” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), encumbrance, option, security interest, mortgage, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Litigation” means any claim, action, suit, arbitration, alternative dispute resolution action or any other judicial or administrative proceeding, in Law or equity.

“Loan Documents” means, with respect to each Loan, those certain documents evidencing or securing such Loan, including the applicable Note, Underlying Instrument and/or Mortgage, as applicable, as each of the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

“Loans” means those certain Assets that are set forth on Exhibit A – Part I (as may be amended in accordance with Section 2.2(b)).

“Lost Note Affidavit” has the meaning set forth in Section 2.9(c)(i).

“Managed Account” means any pooled investment vehicle, fund, managed account or other client to which AGM or its Subsidiaries provide investment advice or otherwise serve in a fiduciary capacity.

“Management Agreement Side Letter” means that certain letter agreement, dated as of the date hereof, by and among Seller, Seller Operating LLC and Seller Manager.

“MGCL” means the Maryland General Corporation Law.

“Mortgage” means any mortgage, deed of trust, deed to secure debt or similar security instrument delivered with respect to an Underlying Property as security for a Loan, as the same may have been amended, restated, replaced, supplemented or otherwise modified from time to time.

“Mortgage Loan File” has the meaning set forth in Section 2.9(c).

“Non-Assignable Asset” has the meaning set forth in Section 2.3(a).

“Non-Assignable Asset Consideration Amount” has the meaning set forth in Section 2.6(b).

“Nonparty Affiliates” has the meaning set forth in Section 12.18.

“No-Shop Period Start Date” has the meaning set forth in Section 5.4(b).

“Note” means one or more promissory notes executed by the applicable obligor evidencing a Loan.

“Notice of Disagreement” has the meaning set forth in Section 2.7(b).

“Order” means an order, judgment, injunction, award, stipulation, decree, writ, ruling, subpoena, or verdict, entered, issued, made or rendered by a Governmental Entity.

“Outside Date” has the meaning set forth in Section 11.2(a).

“Pelium Servicing Agreement” means that certain Amended and Restated Servicing Agreement, dated as of January 1, 2024, by and among Situs Asset Management LLC, Pelium Real Estate Asset Management, LLC and Apollo Global Real Estate Management, L.P., as amended by that certain First Amendment to the Amended and Restated Servicing Agreement and that certain Second Amendment to the Amended and Restated Servicing Agreement, dated as of July 1, 2025 (as the same may be supplemented, joined, replaced, modified, or otherwise amended), with respect to the Assets.

“Permitted Lien” means any (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet delinquent or which may be paid without interest or penalties, or which are being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP; (b) Liens that are a cashier’s, landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, workmen’s, repairmen’s or other similar Liens arising in the ordinary course of business that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established; (c) Liens that are a zoning regulation, entitlement or other land use or environmental regulation of any Governmental Entity; (d) Liens that are specifically disclosed on the face of the most recent balance sheet of Seller or its Subsidiaries; (e) Liens under operating leases and the rights of tenants (as tenants only) arising under any leases, ground leases, subleases, licenses or other agreements to third parties, in each case pertaining to any Underlying Property; (f) condominium declarations, condo and co-op common charges and assessments, as applicable; (g) Liens for ground rents, water charges, sewer rates, assessments and homeowners association dues and fees not yet due and payable; (h) exceptions and exclusions set forth in the related title policy; (i) Liens that are terminated or fully released in accordance with the terms hereof on or before Closing; (j) Liens created under any Loan Documents in the Mortgage Loan Files; (k) covenants, conditions and restrictions, rights of way, easements and other matters of public record, which do not individually or in the aggregate, in the reasonable judgment of Seller, materially interfere with (i) the current use of the related Underlying Property, or (ii) the security intended to be provided by the related Mortgage; and (l) with respect to any Asset, any other Lien that would not reasonably be expected to, individually or in the aggregate, reduce the value of, or interfere with or otherwise adversely affect the rights and benefits of ownership of such Asset, in each case, in any material respect.

“Person” or “person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity, person (including a “person” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) or other entity or organization.

“Portfolio Company” means any platform or portfolio company in which AGM or any Managed Account directly or indirectly holds investments.

“Post-Closing Transfer Date” has the meaning set forth in Section 2.3(b).

“Prime Rate” means the rate of interest per annum publicly announced from time to time by JPMorgan Chase Bank as its prime rate in effect at its principal office in New York City.

“Proxy Statement” has the meaning set forth in Section 5.5(a).

“Purchase Price Allocation Schedule” has the meaning set forth in Section 2.6(b).

“Release Documentation” means, with respect to the Seller Credit Agreements, customary lien and guarantee release documentation reasonably satisfactory to Buyer.

“Replacement Agreement” has the meaning set forth in Section 5.8.

“Replacement Notice” has the meaning set forth in Section 2.9(a)(ix).

“Representatives” means, when used with respect to Buyer or Seller, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Buyer or Seller, as applicable, and its Subsidiaries.

“Repurchase” has the meaning set forth in Section 10.1.

“Repurchase Deadline” has the meaning set forth in Section 10.1.

“Repurchase Price” has the meaning set forth in Section 10.2.

“Required Consents” means the Consents set forth on Schedule 1.1(b).

“Retained Liabilities” has the meaning set forth in Section 2.5(b).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning set forth in Section 5.5(a).

“Seller” has the meaning set forth in the Preamble.

“Seller Board” means the Board of Directors of Seller.

“Seller Board Recommendation” means the determination by the Seller Board that the Transactions are advisable and the recommendation of the Seller Board that Seller’s stockholders approve the Transactions.

“Seller Common Stock” means each share of common stock, par value $0.01 per share, of Seller.

“Seller Credit Agreements” means the agreements, instruments and documents set forth on Schedule 1.1(c).

“Seller Disclosure Letter” means the disclosure letter dated as of the date hereof delivered by Seller to Buyer in connection with this Agreement, including the Schedules required by this Agreement.

“Seller Fundamental Representations” has the meaning set forth in Section 6.3(a).

“Seller Manager” means ACREFI Management, LLC, the external manager of Seller.

“Seller Material Adverse Effect” means any Event that, individually or in the aggregate, (a) would be reasonably likely to prevent or materially impair or materially delay Seller’s ability to consummate the Transactions or (b) is materially adverse to the value of the Assets, taken as a whole; provided that, for purposes of clause (b), “Seller Material Adverse Effect” shall not include any Event to the extent arising out of or resulting from (i) any failure of Seller to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided that any Event giving rise or contributing to such failure that is not otherwise excluded pursuant to another clause of this definition may be taken into account in determining whether there has been a Seller Material Adverse Effect) (ii) any changes that affect the industries in which Seller or Seller’s Subsidiaries participate (including the real estate industry generally), (iii) any changes in the United States or global economy or in the capital, financial, credit or securities markets generally, including changes in interest or exchange rates, inflation, and credit conditions, (iv) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world in which the Assets are located, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism, rebellion or insurrection, or acts of espionage, (vi) the taking of, or failure to take, any action expressly required or expressly prohibited by this Agreement, or the taking of any action at the express written request or with the express prior written consent of Buyer, (vii) earthquakes, hurricanes, floods, other natural disasters, or any acts of God or pandemics (or escalation or worsening of any such Events, or any action, Law, pronouncement or guideline taken or promulgated by any Governmental Entity in response to any of the foregoing), (viii) changes in Law or GAAP (or the interpretation or enforcement thereof) after the date hereof, (ix) the suspension of trading in securities on the NYSE or a decline in the price, or a change in the trading volume, of the Seller Common Stock on the NYSE (provided that any Event giving rise to such suspension or decline that is not otherwise excluded pursuant to another clause of this definition may be taken into account in determining whether there has been a Seller Material Adverse Effect), or (x) any action, made or initiated by any stockholder, including any derivative claims, arising out of or relating to this Agreement or the Transactions, except to the extent that an Event described in any of the foregoing clauses (ii), (iii), (iv), (v), (vi) or (viii) adversely affects Seller and its Subsidiaries, taken as a whole, disproportionately relative to other companies in the industries or geographies in which Seller or Seller’s Subsidiaries participate or operate, in which case, the incremental disproportionate adverse effect shall be taken in to account for purposes of determining whether there has been a Seller Material Adverse Effect.

“Seller Obligors” has the meaning set forth in Section 11.5(d)(i).

“Seller Operating LLC” means ACREFI Operating, LLC, a Subsidiary of Seller.

“Seller Stockholder Approval” means the affirmative vote, at a duly called and held meeting of stockholders, of stockholders entitled to cast a majority of the votes entitled to be cast on the Transactions by holders of outstanding shares of Seller Common Stock, in accordance with the applicable governing documents of Seller and applicable Law.

“Servicer” means, collectively, Situs Asset Management LLC, Pelium Real Estate Asset Management LLC, Berkadia Commercial Mortgage LLC and CBRE Loan Services Limited.

“Servicing Agreement” means, collectively, the Pelium Servicing Agreement, the Berkadia Servicing Agreement and the CBRE Servicing Agreement.

“SPE Entity” means the special purpose entity listed on Exhibit A – Part II.

“Stockholders Meeting” has the meaning set forth in Section 5.5(d).

“Subsidiary” or “Subsidiaries”, when used with respect to any Person, means any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, that (a) is consolidated with such Person for financial reporting purposes under GAAP, or (b) of which (i) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect the board of directors or others governing body with respect to such corporation or other organization is, at the time of determination, directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (ii) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a bona fide written Acquisition Proposal made by a third party (provided, that for purposes of this definition, the percentages in the definition of Acquisition Proposal shall be fifty percent (50%) rather than twenty percent (20%)) that did not result from a breach of Section 5.4 that the Seller Board, or an authorized committee thereof, determines in good faith, after consultation with its outside legal counsel and financial advisor and after taking into account all the terms of the Acquisition Proposal (including the Person making such proposal, all legal, financial and regulatory aspects of such proposal, the anticipated time of completion of the proposed transaction and the conditions for completion of such transaction), (a) is reasonably expected to be consummated in accordance with its terms, and (b) if consummated, would be more favorable from a financial point of view to the holders of Seller Common Stock than the Transactions (taking into account any offer by Buyer to amend the terms of this Agreement or the other documents contemplated hereby).

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or domestic or foreign taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, conveyance, documentary, mortgage, recording, value-added, gains tax, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum tax, or estimated tax, including any interest, penalty, or addition thereto.

“Termination Fee” means (x) an amount equal to $25,000,000.00, if the Termination Fee becomes payable in connection with the termination of this Agreement (1) by Seller pursuant to Section 11.3(a) in connection with a Superior Proposal made by an Excluded Party or (2) by Buyer pursuant to Section 11.4(a) in connection with a Change of Recommendation on account of a Superior Proposal made by an Excluded Party, or (y) an amount equal to $50,000,000.00, in all other circumstances.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Documents.

“Transfer Documents” has the meaning set forth in Section 2.9.

“Transfer Tax” means any sales, use, value added, conveyance, stock transfer, real property transfer, transfer, stamp, registration, mortgage, documentary, recording or similar Taxes imposed on the transactions contemplated by this Agreement.

“Transferred Loan Rights” means with respect to each of the Loans, as of the Closing Date, all of Seller’s right, title and interest in and to (a) to the extent arising or accruing from and after the Closing, the right to repayment of all outstanding principal amounts and any other unpaid amounts funded by, or payable to, Seller or any of its Affiliates that are payees or beneficiaries under such Loan under the related Loan Documents and all obligations owed to Seller or any of its Affiliates in connection with such Asset; (b) to the extent arising or accruing from and after the Closing, all claims (including “claims” as defined in the Bankruptcy Code §101(5)), suits, causes of action, and any other right of Seller or any of its Affiliates, whether known or unknown against the applicable Borrower or any other obligor under the Loan Documents or under the other documents contained in the Mortgage Loan Files relating to such Asset, or any of such Borrower’s or obligor’s Affiliates, agents, representatives, contractors, advisors, or any other Person that in any way is based upon, arises out of or is related to any of the foregoing, including to the extent permitted under applicable Law, all claims (including contract claims, tort claims, malpractice claims, and claims under any Law governing the sale and purchase of, or indentures for, securities), suits, causes of action, and any other right of Seller or any of its Affiliates against any attorney, accountant, financial advisor or other Person arising under or in connection with the related Loan Documents or under or in connection with the other documents contained in the Mortgage Loan Files; (c) from and after the Closing, all guarantees and collateral with respect to such Asset and any other collateral of any kind for or in respect of the foregoing, to the extent in each instance, same is in effect and still secures the applicable Loan; and (d) to the extent receivable in respect of the period from and after the Closing, all cash, securities (whether certificated or uncertificated securities), security entitlements, accounts, chattel paper, general intangibles, instruments, real property or other property, and all setoffs and recoupments, but only to the extent received or effected by or for the account of Seller or any of its Affiliates under such Loan, including all distributions obtained by or through redemption, consummation of a plan of reorganization, restructuring, liquidation or otherwise of the related Borrower, any related obligor or the related Loan Documents, and all cash, securities, interest, dividends and other property that may be exchanged for, or distributed or collected with respect to, any of the foregoing; provided, that for purposes of this definition, in the event that any Loan is a Non-Assignable Asset, each reference in this definition to the “Closing” or the “Closing Date” shall mean, solely with respect to such Loan, the applicable Post-Closing Transfer Date with respect to such Loan that is a Non-Assignable Asset. For the avoidance of doubt, unless otherwise expressly provided for herein, the rights or claims described in the preceding clauses (a) or (b) that arose or accrued prior to the Closing (and any payments received thereunder) shall be deemed an Excluded Asset and Seller or its applicable Affiliate shall retain the benefit thereof.

“Treasury Regulations” means the regulations promulgated under the Code, as amended from time to time (including any successor regulations).

“True-up” has the meaning set forth in Section 2.7(a).

“UCC Assignment” has the meaning set forth in Section 2.9(a)(v).

“Underlying Instruments” means the loan agreement, credit agreement or other agreement other than a Note, if applicable, pursuant to which a Loan has been issued or created and each other agreement that governs the terms of or secures the obligations represented by such Loan of which the holders of such Loan are the beneficiaries.

“Underlying Property” means each parcel or parcels of real property, the buildings and improvements thereon and all personal property securing a Loan.

1.2 Rules of Construction.

Unless the context otherwise requires:

(a) a capitalized term has the meaning assigned to it;

(b) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(c) references in the singular or to “him,” “her,” “it,” “itself,” or other like references, and references in the plural or the feminine or masculine reference, as the case may be, shall also, when the context so requires, be deemed to include the plural or singular, or the masculine or feminine reference, as the case may be;

(d) references to Articles, Sections, Exhibits and Schedules shall refer to articles, sections, exhibits and schedules of this Agreement, unless otherwise specified;

(e) references to any Party to this Agreement or any other agreement or document shall be deemed to refer to any Person that becomes (or became, if applicable in the case of an agreement or document other than this Agreement) a successor or permitted assign of such Party, upon the occurrence thereof;

(f) references to any agreement or other document shall be to such agreement or other document (together with the schedules, exhibits and other attachments thereto) as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time in accordance with its terms and the terms hereof (if applicable thereto);

(g) the headings in this Agreement are for convenience and identification only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof;

(h) this Agreement shall be construed without regard to any presumption or other rule requiring construction against the Party that drafted and caused this Agreement to be drafted;

(i) all monetary figures shall be in U.S. dollars unless otherwise specified;

(j) references to “including” in this Agreement shall mean “including, without limitation,” whether or not so specified; and

(k) if any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall be required to occur or be fulfilled, as the case may be, on the next succeeding Business Day.

ARTICLE II

Purchase and Sale

2.1 Closing. The closing of the Transactions (the “Closing”) will take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, NY 10004, no later than the fourth (4th) Business Day after the satisfaction or, to the extent permitted hereunder, waiver of the last of the conditions set forth in Article VI to be satisfied or waived by the Party entitled to the benefit of the same (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of such conditions at the Closing), or on such other date or at such other place as Buyer and Seller may otherwise agree. The day on which the Closing actually takes place is referred to herein as the “Closing Date.”

2.2 Sale and Purchase of the Assets.

(a) Subject to the terms and conditions set forth in this Agreement, and excluding any Excluded Asset or Non-Assignable Assets, at the Closing, Seller shall, and shall cause its applicable Subsidiaries to, sell, transfer, assign and deliver (or cause to be sold, transferred, assigned and delivered) to Buyer, and Buyer shall purchase and acquire, all of Seller’s and its applicable Subsidiaries’ right, title and interest in and to the following items, each of which shall be free and clear of all Liens (other than Permitted Liens): (i) the Assets, (ii) the Mortgage Loan File related to each of the Loans and all rights, remedies, powers, privileges, and claims thereunder, (iii) all related security related to such Loans, (iv) all accounts, receivables, contract rights, general intangibles, instruments, chattel paper, investment property and documents comprising or evidencing any of the foregoing, (v) all proceeds of the foregoing property received or receivable after the Closing Date for periods that accrue on or after the Closing Date, (vi) any of Seller’s rights as a lender under any co-lender agreements and (vii) to the extent not set forth above, all additional Transferred Loan Rights with respect to each Loan. For the avoidance of doubt, each Loan and the related Mortgage Loan File shall be transferred together with the rights and obligations of Seller under the Servicing Agreements related thereto and Buyer shall assume such rights and obligations under the applicable Servicing Agreement pursuant to the applicable Transfer Documents.

(b) Exhibit A sets forth a list of all of the Assets as of December 31, 2025. Exhibit A may be amended following the date hereof until the Closing Date by mutual written consent of the Parties to add any asset, including, for the avoidance of doubt, any assets in connection with the seven-asset senior housing loan portfolio issued to a Florida-based sponsor. Exhibit A shall be amended to remove any asset currently set forth thereon that is no longer outstanding or is sold by Seller or its Subsidiaries to a third party prior to the Closing Date in accordance with this Agreement, which thereafter will no longer constitute an Asset.

(c) With respect to any Asset that is held by or legally titled in the name of a Subsidiary of Seller, (i) such Subsidiary shall be deemed to be a “Seller” for purposes of this Agreement solely with respect such Asset; (ii) Seller shall cause each such Subsidiary to perform all obligations of Seller hereunder with respect to such Asset; and (iii) Seller shall remain jointly and severally liable with each such Subsidiary for the performance of all obligations of Seller and each such Subsidiary under this Agreement with respect to such Asset. For the avoidance of doubt, the inclusion of any Subsidiary of Seller as a “Seller” for purposes of this Agreement shall not release Seller from, or limit in any way, any of Seller’s obligations or liabilities under this Agreement, including Seller’s obligation to cause such Subsidiary to convey the relevant Asset at Closing. The Parties agree to execute such instruments of assignment, conveyance, and other documents as may be reasonably necessary to effect the foregoing. Any reference in this Agreement to the “Seller” shall be deemed to include each such Subsidiary of Seller to the extent applicable.

2.3 Non-Assignable Assets.

(a) Notwithstanding anything in this Agreement to the contrary, but without limiting Section 5.1(c), this Agreement shall not obligate Seller to sell, transfer or assign, or Buyer to purchase or acquire, any Asset at the Closing if (i) at the Closing, such Asset is subject to any Lien (other than a Permitted Lien) or (ii) the attempted sale, transfer or assignment thereof at the Closing on the Closing Date would (A) constitute a breach of any obligation of Seller or any of its Subsidiaries under any Contract to which such Asset is subject, (B) require Seller to pay a termination or transfer fee (however described) under any Contract, or (C) require a Required Consent with respect to such Asset that has not been obtained as of the Closing Date (a “Non-Assignable Asset”). Seller shall notify Buyer in writing of any such Non-Assignable Asset at least one (1) Business Day prior to the Closing Date.

(b) Without limiting Section 5.1(b), if, on any date after the Closing Date and through to the date that is twelve (12) months after the Closing Date, or such later date as mutually agreed by Buyer and Seller (the “Final Post-Closing Transfer Date”), (i) all Required Consents required to permit the sale, transfer or assignment of such Non-Assignable Asset to Buyer have been obtained and nothing in clauses (i) or (ii) of the definition of “Non-Assignable Asset” remains applicable as of such time, and (ii) the representations and warranties set forth in Section 3.5 with respect to such Non-Assignable Asset are true and correct as of such date and through and as of the date on which such Non-Assignable Asset is transferred, conveyed and delivered to Buyer as though made at and as of such date (or Buyer waives such condition) (the “Non-Assignable Asset Sale Conditions”), then Seller shall deliver written notice to Buyer specifying each such Non-Assignable Asset and a closing date at least two (2) Business Days and no more than five (5) Business Days after the date of such notice for the sale, transfer or assignment of each such Non-Assignable Asset to Buyer (a “Post-Closing Transfer Date”). Provided that the Non-Assignable Asset Sale Conditions are met (or waived by Buyer) for an applicable Non-Assignable Asset, on each Post-Closing Transfer Date, (A) Seller shall, and shall cause its applicable Subsidiaries to, sell, transfer, assign and deliver (or cause to be sold, transferred, assigned and delivered) to Buyer (1) all of Seller’s and its applicable Subsidiaries’ right, title and interest in and to each such Non-Assignable Asset to which such Post-Closing Transfer Date relates free and clear of all Liens (other than Permitted Liens), (2) the Mortgage Loan File related to each such Non-Assignable Asset and all rights, remedies, powers, privileges, and claims thereunder, (3) all related security related to each such Non-Assignable Asset, (4) all accounts, receivables, contract rights, general intangibles, instruments, chattel paper, investment property and documents comprising or evidencing any of the foregoing, (5) all proceeds of the foregoing property received or receivable after such Post-Closing Transfer Date for periods that accrue on or after such Post-Closing Transfer Date, and (6) to the extent not set forth above, all additional Transferred Loan Rights with respect to each such Non-Assignable Asset, and (B) Buyer shall pay to Seller or its applicable Subsidiary (or its designee(s)) the portion of the Non-Assignable Asset Consideration Amount with respect to each such Non-Assignable Asset calculated in accordance with Exhibit B, attached hereto.

(c) If Buyer stands ready, willing and able to effect the purchase of the Assets at all times during the period from and including the Closing Date through and including the Final Post-Closing Transfer Date, and Seller shall have failed to transfer to Buyer, at the Closing and all Post-Closing Transfer Dates, collectively, all of the Assets, then, for a period of one (1) year following the Final Post-Closing Transfer Date, Seller shall not sell, transfer, assign or deliver to any other Person or otherwise dispose of any of the Non-Assignable Assets not previously sold to Buyer without first providing Buyer with a right of first offer and right of first refusal with respect to such Non-Assignable Asset.

2.4 Excluded Assets. Notwithstanding anything to the contrary contained herein, no assets other than those set forth on Exhibit A attached hereto (as may be amended in accordance with Section 2.2(b)) shall be included in the purchase and sale hereunder, and all such other assets of Seller and its Subsidiaries (the “Excluded Assets”) shall remain the property of Seller or its applicable Subsidiary. For clarity, no Excluded Assets shall be deemed to be Non-Assignable Assets under this Agreement.

2.5 Assumption and Exclusion of Liabilities.

(a) Buyer shall not assume, pay, perform or discharge, any Liabilities of Seller as holder of any Loan to the extent such Liabilities arise or accrue or are due and payable prior to Closing (or with respect to a Non-Assignable Asset, the Post-Closing Transfer Date with respect to such Asset), except for (i) the amounts and other items for which Buyer received a credit at Closing (or on the applicable Post-Closing Transfer Date, as the case may be) or that are otherwise taken into account in the calculation of the Allocated Purchase Price with respect to each Asset that is acquired by Buyer hereunder, and (ii) all Liabilities under the Assets that accrue or arise under the Assets (including under any Loan Documents included in the Assets) (and did not result from a breach, default or other failure of performance by Seller thereunder prior to the Closing) that are to be performed by the holder of such Asset, in each case from and after the Closing Date (or with respect to a Non-Assignable Asset, the Post-Closing Transfer Date with respect to such Asset) (the Liabilities described in the foregoing clauses (i) and (ii), collectively, the “Assumed Liabilities”).

(b) For the avoidance of doubt, (i) Seller and its Subsidiaries shall retain, and shall be responsible for paying, performing and discharging when due, and Buyer shall not assume or have any responsibility for, any and all Liabilities of Seller and its Subsidiaries other than the Assumed Liabilities, and (ii) in no event shall Seller or any Subsidiary of Seller delegate (or be deemed to delegate) to Buyer, and in no event shall Buyer assume (or be deemed to assume), any liability or obligation of Seller, any Subsidiary of Seller or any other Person (whether relating to any period prior to, on or after the Closing) pursuant to this Agreement or any Ancillary Document, in each case, other than the Assumed Liabilities (the Liabilities referred to in clauses (i) and (ii), “Retained Liabilities”). For the avoidance of doubt, Buyer shall not have any obligation to pay any termination fee or other amount under any Contract to which any Asset is subject or bound (A) that is payable by Seller or its Subsidiaries under a Contract that is not part of the Assets or (B) pursuant to a Contract that is part of the Assets and the applicable payment obligation (I) arises as a direct result of the consummation of the transactions contemplated by this Agreement and (II) is not an amount or other item for which Buyer received a credit at Closing (or on the applicable Post-Closing Transfer Date, as the case may be) or that is otherwise taken into account in the calculation of the Allocated Purchase Price with respect to any Asset that is acquired by Buyer hereunder.

(a) From and after the Closing, (i) Seller shall indemnify, defend, and hold harmless Buyer against all losses that Buyer suffers or incurs, or becomes subject to, as a result of, arising out of or in connection with the Retained Liabilities and (ii) Buyer shall indemnify, defend, and hold harmless Seller against all losses that Seller suffers or incurs, or becomes subject to, as a result of, arising out of or in connection with the Assumed Liabilities.

2.6 Payments at the Closing.

(a) The total purchase price to be paid by Buyer for the Assets sold, transferred, assigned and delivered to Buyer shall be an amount equal to the sum of the value of the Assets (with such value determined on an Asset by Asset basis in accordance with the terms and conditions of this Agreement, including this Article II and the methodology set forth on Exhibit B attached hereto) (the “Closing Consideration Amount”).

(b) At least four (4) Business Days prior to the Closing Date, Seller shall deliver to Buyer a written notice (the “Closing Date Calculation Notice”) setting forth the calculation of (i) the Closing Consideration Amount less (ii) the aggregate portion thereof attributable to each Non-Assignable Asset (if any), in each case calculated in accordance with Exhibit B (the “Non-Assignable Asset Consideration Amount”). The Closing Date Calculation Notice shall also set forth the portions of the Closing Consideration Amount to be paid by Buyer on behalf of Seller to one or more pay-off recipients under the Release Documentation pursuant to Section 2.6(c)(i). The allocation of the Closing Consideration Amount among each of the Assets (the “Allocated Purchase Price”) shall be set forth on an allocation schedule attached to the Closing Date Calculation Notice (the “Purchase Price Allocation Schedule”). If, following the Closing, the Closing Consideration Amount in respect of any Asset is adjusted for U.S. federal income tax purposes or in accordance with Section 2.7 or any other provision of this Agreement, then the Purchase Price Allocation Schedule shall be revised to reflect any such adjustments or prorations. The Parties shall prepare their respective Tax returns (including all forms, including IRS Form 8594 to the extent required, and statements attached thereto) consistent with the Purchase Price Allocation Schedule.

(c) At the Closing:

(i) Buyer shall pay or cause to be paid, in consideration for the Assets (other than any Non-Assignable Asset), by wire transfer of immediately available funds, (A) at the direction of Seller, directly to one or more pay-off recipients under the Release Documentation, in such amounts as specified in writing by Seller in accordance with Section 2.6(b) and (B) an amount in cash equal to the Closing Consideration Amount (less the aggregate amount paid pursuant to the foregoing clause (i)(A) and less the Non-Assignable Asset Consideration Amount) to an account or accounts designated by Seller no fewer than four (4) Business Days prior to the Closing Date; provided, that, with respect to each Asset, Buyer may pay or cause to be paid such amounts described in the foregoing clauses (A) and (B) with respect to such Asset in the currency in which the applicable Asset is denominated; and

(ii) Seller shall deliver or cause to be delivered to Buyer, all documents and Assets required to be delivered pursuant to Section 2.2(a).

(d) Seller shall take all actions reasonably necessary (which may include directing Buyer to pay applicable amounts under the Release Documentation directly to the relevant pay-off recipients at Closing) to ensure that from and after the Closing, (i) neither Buyer nor any Subsidiary thereof shall have any obligation whatsoever in respect of any of the credit facilities outstanding under the Seller Credit Agreements and (ii) all Liens on the Assets in respect of any obligations under the Seller Credit Agreements (other than any Seller Credit Agreements secured by Non-Assignable Assets) shall have been released (including by obtaining the Release Documentation and making all filings reasonably necessary to effect or record such releases).

2.7 True-up.

(a) Not later than one hundred-twenty (120) days following the Closing Date, Buyer shall prepare and deliver (or cause to be prepared and delivered) to Seller with respect to each of the Assets, the final accounting in respect thereof, together with its good faith calculation of the True-up (as defined below), in each case calculated in accordance with Exhibit B (the “Final Accounting”). Seller shall have the right to have Seller’s accountants review drafts of the Final Accounting, and discuss such drafts with Buyer, such that the Final Accounting accurately reflects the value of each Asset calculated in accordance with the applicable terms of this Agreement, including Exhibit B. If no Final Accounting is provided within such one hundred and twenty (120)-day period, then the Closing Date Calculation Notice shall be deemed final and shall not be subject to further adjustment to the Closing Consideration Amount (other than as specifically contemplated by Section 2.3 in connection with post-Closing transfers of Non-Assignable Assets). Subject to Section 2.7(b), no later than the date that is thirty (30) days after the Final Accounting is delivered to Seller, Buyer and Seller shall recalculate and reapportion the Closing Consideration Amount, based on the Final Accounting with respect to each Asset, any income and expenses (or other amounts, if any) (i) which were not apportioned on the Closing Date Calculation Notice because of the unavailability of information, (ii) which were apportioned on the Closing Date Calculation Notice based upon estimated or incomplete information, or (iii) for which errors exist on the Closing Date Calculation Notice, in each case in accordance with Exhibit B (the “True-up”). Within five (5) Business Days after the True-up is finally determined in accordance with this Section 2.7, Seller or Buyer, as the case may be, shall pay to the other the net amount owed to such other party in respect of the True-up. Promptly following a final determination of the True-up, the Parties shall update the Closing Consideration Amount and the Purchase Price Allocation Schedule to reflect any adjustments thereto.

(b) In the event that Seller disagrees with any calculation in the Final Accounting, Seller shall deliver written notice to Buyer (a “Notice of Disagreement”) within ten (10) Business Days following delivery of the Final Accounting, and the Parties shall attempt in good faith to resolve such disagreement. If no Notice of Disagreement is provided within the ten (10)-Business Day period following delivery of the Final Accounting, then the Final Accounting and the True-up based thereon shall be final, and subject to the payment of any amounts as may be required by the True-up by Seller or Buyer, as applicable, in accordance with Section 2.7(a), there shall be no further adjustment between Seller and Buyer with respect to any of the Assets included in the Final Accounting. Any resolution as to disagreements arising under this Section 2.7 agreed to in writing by the Parties shall be final and binding upon the Parties. If the Parties are unable to resolve any disagreement in respect of the Final Accounting or the True-up within fifteen (15) Business Days following delivery of the Notice of Disagreement, either Party may request the Independent Accountant to make a determination with respect to all matters in dispute relating to the Final Accounting and/or True-up, as applicable. The Independent Accountant’s determination of the True-up shall made in accordance with the terms of this Agreement, including Exhibit B, and shall be final and binding upon the Parties. With respect to each disputed item, such determination, if not in accordance with the position of either Buyer or Seller, shall not be more favorable to Seller than the amounts advocated by Seller in the Notice of Disagreement or more favorable to Buyer than the amounts advocated by Buyer in the Final Accounting or the True-up, in each case, with respect to such disputed item. All fees and expenses relating to the work of the Independent Accountant retained in connection with this Section 2.7(b) shall be paid by the Party whose position with respect to the matter in dispute is furthest from the Independent Accountant’s final determination.

2.8 Designation of Buyer Affiliates. Buyer may, by written notice to Seller delivered no later than ten (10) Business Days prior to the Closing Date, designate one or more of its Affiliates, Managed Accounts or Portfolio Companies (each, a “Designated Buyer”) to purchase and acquire all or any portion of the Assets and assume all or any portion of the Assumed Liabilities at the Closing. Upon such designation: (a) each Designated Buyer shall be deemed to be a “Buyer” for purposes of this Agreement solely with respect to the Assets and Assumed Liabilities such Designated Buyer is designated to acquire or assume; (b) Buyer shall cause each Designated Buyer to perform all obligations of Buyer hereunder with respect to the applicable Assets and Assumed Liabilities; and (c) Buyer shall remain jointly and severally liable with each Designated Buyer for the performance of all obligations of Buyer and each Designated Buyer under this Agreement. For the avoidance of doubt, Buyer’s designation of any Designated Buyer shall not release Buyer from, or limit in any way, any of Buyer’s obligations or liabilities under this Agreement. The Parties agree to execute such instruments of assignment and assumption and other documents as may be reasonably necessary to effect the foregoing. Any reference in this Agreement to the “Buyer” shall be deemed to include each Designated Buyer to the extent applicable.

2.9 Transfer of the Assets.

(a) In connection with the sale of each of the Assets, Seller shall deliver to Buyer on the Closing Date and on each Post-Closing Transfer Date with respect to the Assets transferred at such date (collectively, the “Closing Documents” or “Transfer Documents”):

(i) a certificate of the Seller’s secretary or assistant secretary certifying (A) as to the incumbency of the signatories authorized to execute this Agreement and the Closing Documents required to be executed and delivered by Seller on behalf of Seller and (B) that the execution of this Agreement and the Closing Documents and the consummation of the transactions contemplated by this Agreement have been duly authorized;

(ii) with respect to the Closing Date or the applicable Post-Closing Transfer Date, one (1) settlement statement, as reasonably approved and executed by Seller and Buyer, for all of the Assets sold on the Closing Date (or Post-Closing Transfer Date, as applicable), taking into consideration the Closing Consideration Amount for such Assets, any expenses of Closing (including any Transfer Taxes) and any credits, adjustment and prorations permitted pursuant to this Agreement;

(iii) for each of the Loans, an omnibus assignment and assumption agreement of all Loan Documents, Underlying Instruments and Notes, as applicable for such Loan, in substantially the form attached hereto as Exhibit C (or otherwise in form reasonably acceptable to Seller and Buyer) having an effective date as of the Closing Date or Post-Closing Transfer Date as applicable for such Loan;

(iv) an allonge to the applicable Notes transferring the interest in the Loan, together with the original note or a Lost Note Affidavit;

(v) for each Loan, a UCC-3 financing statement assignment (or the equivalent) (a “UCC Assignment”) for each UCC-1 financing statement filed with respect to such Loan, to the extent applicable, reflecting the transfer of such Loan to Buyer; notwithstanding anything herein to the contrary, the filing of any UCC Assignment shall be at the obligation and expense of Buyer and may not be filed prior to Closing;

(vi) for each Loan, notices to any relevant third party as required under the Mortgage Loan File, including, without limitation, an executed letter addressed to the applicable Borrower and any related guarantor notifying such Borrower and guarantor of the transfer of the Asset to Buyer, directing such Borrower to make all debt service and any other payments required to be paid directly to the holder of the Asset from and after the Closing Date to Buyer or Buyer’s designee and notifying such Borrower and guarantor that any escrow amounts for such Asset have been transferred to the applicable Buyer (which may be done through the Servicer);

(vii) written evidence of the receipt of each Required Consent with respect to any Asset;

(viii) the applicable Mortgage Loan File with respect to each Loan (as contemplated by Section 2.9(c)); provided that, for the avoidance of doubt, the requirement contained in this clause (viii) may be performed by way of directing the custodian or servicer thereof holding any Mortgage Loan Files to so deliver to Buyer or its named custodian or servicer such Mortgage Loan Files; and

(ix) for each Asset either securing or owning a hospitality asset, a written notice (a “Replacement Notice”) to the franchisor or manager, as applicable, requesting a replacement comfort letter or manager subordination non-disturbance and attornment agreement or replacement of such other similar agreements relating to such hospitality asset, as applicable, for the benefit of Buyer, as the assignee or transferee of such Asset, which such notice shall contain the information required by such applicable agreement;

(x) an original or copy (if Seller or its designee is responsible for the recording thereof) of an assignment of the Mortgage, in recordable form (except for missing recording information and, if delivered in blank instead of in favor of Buyer as provided below, except for the name of the assignee), executed by the most recent assignee of record thereof prior to Buyer or, if none, by Seller, either in blank or in favor of Buyer; and

(xi) all related Transfer Tax returns (if any) required in connection with the transfer of the Assets.

(b) Upon the transfer of any Asset to Buyer hereunder, Seller shall cause the applicable administrative agent, servicer or loan registrar to record and treat Buyer as the registered holder of such Asset in the register related to such Asset.

(c) In connection with the transfer of any Loan to Buyer hereunder, Seller shall deliver (or cause to be delivered) to Buyer or its custodian, to the extent not already delivered to Buyer pursuant to another provision of this Agreement, the following documents (collectively, the “Mortgage Loan File”):

(i) the original Note or a lost note affidavit for any missing original Note being transferred, substantially in the form of Exhibit D attached hereto (a “Lost Note Affidavit”), bearing, or accompanied by, all prior or intervening endorsements, endorsed by Seller, without recourse, either in blank or to the order of Buyer;

(ii) the original (or a recorded copy thereof) of the Mortgage and, if applicable, the originals (or recorded copies thereof) of any intervening assignments thereof showing a complete chain of assignment to the most recent assignee of record thereof prior to Buyer, if any, in each case with evidence of recording indicated thereon and referencing;

(iii) the original or a copy of the Underlying Instruments and any other Loan Documents;

(iv) an original or copy of any related security agreement (if such item is a document separate from the Mortgage) and, if applicable, the originals or copies of any intervening assignments thereof showing a complete chain of assignment to the most recent assignee thereof prior to Buyer, if any;

(v) if not already included in any of the Loan Documents delivered to Buyer hereunder, the original or a copy of the currently effective management agreement, hotel management agreement or similar document, if any, for Underlying Properties;

(vi) if the related lockbox agreement or cash management agreement is separate from the Mortgage, the Loan Documents or Underlying Instrument, a copy thereof;

(vii) the original or a copy of the lender’s title insurance policy issued in connection with the origination of the Loan or Seller’s title insurance policy, together with all endorsements or riders (or copies thereof) that were issued with or subsequent to the issuance of such policy, insuring the priority of the Mortgage as a first Lien on the Underlying Property;

(viii) file stamped or certified copies of any UCC financing statements and continuation statements which were filed in order to perfect (and maintain the perfection of) any security interest held by the originator of such Loan (and each assignee of record prior to Buyer) in and to the fixtures at the underlying mortgaged property (in each case with evidence of filing or recording thereon) and which were in the possession of Seller (or its agent) at the time the Mortgage Loan Files were delivered to the custodian, together with copies of UCC assignments of financing statements showing a complete chain of assignment from the secured party named in such UCC-1 financing statement to the most recent assignee of record thereof, if any; provided, that Seller may deliver in lieu of delivering such UCC financing statements evidence of such filed or recorded UCC financing statement as shown on a written UCC search report from a reputable search firm, such as CSC/LexisNexis Document Solutions, Corporation Service Company, CT Corporation System and the like or printouts of on-line confirmations from such UCC filing or recording offices or authorized agents thereof;

(ix) if the Borrower has a leasehold interest in the Underlying Property, the original or copy of such lease, and any related lessor estoppel or similar agreement or a copy thereof, if any, to the extent same is in Seller’s possession and if not already included in any of the Loan Documents delivered to Buyer hereunder; and

(x) with respect to any Asset with related mezzanine debt or other subordinate debt, a co-lender agreement, a subordination agreement or other intercreditor agreement, if not already included in any of the Loan Documents delivered to Buyer hereunder.

(d) On or prior to the Closing Date or, in the event any of the following is not delivered at or prior to Closing, as soon as reasonably practicable following the Closing Date (or, solely with respect to any Non-Assignable Asset, the applicable Post-Closing Transfer Date), Seller shall deliver or cause to be delivered to Buyer (i) with respect to each Loan with respect to which Seller holds only a co-lender interest in the Loan, a notice letter to the other co-lender(s) holding interests in such Loan of the sale of such interest and (ii) such other documents as may be reasonably requested by Buyer as are customarily required in connection with the transfer of assets of a type and nature similar to the Assets.

(e) Notwithstanding anything to the contrary set forth herein, in the event that any Closing Document and/or Transfer Document with respect to an Asset that is conveyed at the Closing is not delivered to Buyer at or prior to the Closing as permitted in accordance with the terms hereof (including any such Closing Document or notice that is not individually material to such Asset (such as a non-material part of the Mortgage Loan File, or a notice to a Borrower or guarantor or a Replacement Notice for such Loan)), Seller shall use reasonable best efforts to deliver or cause to be delivered to Buyer such Closing Documents and Transfer Documents as promptly as practicable following the Closing Date.

2.10 True Sale. It is the intention of the Parties that the sale, transfer, assignment and conveyance of the Assets contemplated by this Agreement shall constitute a sale of such Assets from Seller to Buyer and not a financing transaction, borrowing, loan or any other form of transaction; and accordingly, each of Seller and Buyer will treat the sale, transfer, assignment and conveyance of each such Asset as a sale of a “payment intangible” or “account” in accordance with the UCC. In furtherance of the foregoing, each of Seller and Buyer will treat the sale, transfer, assignment and conveyance of each such Asset hereunder as a true sale on its books and records and for accounting, tax and, to the extent applicable, regulatory purposes and will not take or assert positions which are inconsistent with the true sale treatment of the sale. For avoidance of doubt, each Party agrees that the entering into any Servicing Agreement does not alter the intention and intended treatment described above. If, notwithstanding the intent of the Parties in this regard, the sale, transfer, assignment and conveyance of any Assets contemplated hereby is held not to be a sale, this Agreement shall constitute a security agreement and in such event, the Seller does hereby grant a security interest in and to such Assets, related security, related rights as set forth in Section 2.9 and any proceeds thereof, for the benefit of Buyer to secure payment to Buyer of all amounts owing under or with respect to such Assets. The Seller does hereby authorize Buyer to file such financing statements (and continuation statements with respect to such financing statements when applicable) as Buyer reasonably deems appropriate to perfect Buyer’s interests in such Asset as the purchaser of (and secured party in respect of its security interest in) such Asset.

2.11 Casualty. If, prior to the Closing, (a) condemnation proceedings have been commenced against all or any portion of an Underlying Property or (b) any Underlying Property has been damaged by fire or other casualty, then this Agreement shall continue in full force and effect and the Allocated Purchase Price shall not be reduced except as hereinafter set forth, but Buyer shall be entitled to an assignment of all of the proceeds payable to Seller of fire or other casualty insurance (deducting therefrom reasonable out of pocket costs actually expended by or on behalf of Seller prior to Closing to restore the Underlying Property), all business interruption insurance proceeds (if any) payable to Seller with respect to the period from and after the Closing, and all condemnation awards payable to Seller (deducting therefrom reasonable out of pocket costs actually expended by or behalf of Seller prior to the Closing to restore the Underlying Property, or in connection with the collection of the award, and excluding any portion of the award in respect of income lost prior to the Closing), as the case may be, and Seller shall have no obligation to repair or restore the Underlying Property; provided, however, that in the case of any insured casualty, the Allocated Purchase Price shall be reduced by the “deductible” applied by Seller’s insurer with respect to such fire or casualty and not paid by Seller prior to the Closing.

ARTICLE III

Representations and Warranties of Seller

Seller hereby represents and warrants to Buyer as of the date hereof and as of the Closing Date (or, solely with respect to any Non-Assignable Asset, as of the applicable Post-Closing Transfer Date with respect to such Asset), except as set forth in the Seller Disclosure Letter, as follows:

3.1 Organization and Power. Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland. Seller has full power and authority to execute, deliver and perform this Agreement and the Ancillary Documents to which it is a party and to consummate the Transactions. Seller has all power and authority, and possesses all governmental licenses and permits necessary to enable it to own or lease and to operate its properties and assets and carry on its business as currently conducted, except such power, authority, licenses and permits the absence of which do not have a Seller Material Adverse Effect.

3.2 Authorization and Enforceability. The execution and delivery of this Agreement and the Ancillary Documents to which Seller is a party have been, and, upon the receipt of the Seller Stockholder Approval, the performance by Seller of the Transactions that are required to be performed by Seller will have been duly authorized by Seller and, other than the Seller Stockholder Approval, no other corporate proceedings on the part of Seller (including, without limitation, any stockholder vote or approval) are necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents to which Seller is a party or the consummation of the Transactions. This Agreement and each of the Ancillary Documents to be executed and delivered at the Closing by Seller will be, at the Closing, duly authorized, executed and delivered by Seller. Assuming the due authorization, execution and delivery of this Agreement by Buyer, this Agreement constitutes, and assuming the due authorization, execution and delivery of each Ancillary Document to which Seller is a party by each other party thereto, such Ancillary Document will constitute, a valid and legally binding agreements of Seller enforceable against Seller in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

3.3 No Violation.

(a) The execution and delivery by Seller of this Agreement and the Ancillary Documents to which Seller is a party, the consummation of the Transactions that are required to be performed by Seller and the compliance with the terms of this Agreement and the Ancillary Documents to which Seller is a party will not (i) conflict with or violate any provision of the charter or bylaws of Seller, (ii) assuming that the Seller Stockholder Approval and all Governmental Consents contemplated by Section 3.4 have been obtained and all filings described therein have been made, conflict with or violate in any material respect any Law applicable to Seller or by which the Assets are bound or affected, or (iii) result in the creation of, or require the creation of, any material Lien (other than a Permitted Lien) upon any of the Assets.

(b) None of the execution, delivery or performance of this Agreement by Seller, the consummation by Seller of the Transactions or the compliance by Seller with any of the provisions of this Agreement will accelerate the performance required by, result in any termination, cancellation or modification of, or loss of benefit under, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Seller is a party or by which the Assets are bound, except as would not (i) be reasonably likely to materially delay or impair Seller’s ability to consummate the sale, transfer, assignment or delivery of a particular Asset to Buyer in accordance with this Agreement or (ii) reasonably be expected to reduce the value of, or interfere with or otherwise adversely affect the rights and benefits of ownership of, a particular Asset in any material respect.

(c) The Transactions are not subject to any “bulk transfer” or similar Law.

3.4 Authorizations and Consents. No Consents of or with any Governmental Entity (collectively, “Governmental Consents”) are required to be obtained or made by Seller or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or any Ancillary Documents to which Seller is, or is to be, a party or the consummation by Seller or its Subsidiaries of the Transactions.

3.5 Title to Assets.

(a) As of immediately prior to the Closing (or with respect to each Non-Assignable Asset, immediately prior to the transfer of such Asset to Buyer on the applicable Post-Closing Transfer Date), Seller (either directly or through one or more Subsidiaries of Seller) is the sole legal owner of the Assets, including, for the avoidance of doubt, the Applicable Interests, to be transferred to Buyer on such date, free and clear of all Liens (other than Permitted Liens).

(b) As of immediately upon the Closing (or with respect to each Non-Assignable Asset, immediately upon the transfer of such Asset to Buyer on the applicable Post-Closing Transfer Date), (i) Buyer will be the sole legal owner of all of the Assets transferred to Buyer on such date, and (ii) such Assets will be free and clear of all Liens (other than Permitted Liens or Liens which arise out of or result from any acts or omissions of Buyer or its Subsidiaries), in each case, including, for the avoidance of doubt, the Applicable Interests.

3.6 No Brokers. Except for BofA Securities, Inc. (whose fees will be paid by Seller), no broker, investment banker, financial advisor or other Person is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Seller.

3.7 Disclaimer. Notwithstanding anything to the contrary contained in this Agreement, neither Seller nor any of its Affiliates or Representatives has made, or shall be deemed to have made, to Buyer or any other Person any representation or warranty other than those expressly made by Seller in this Article III.

3.8 Assets; Loan Documents.

(a) None of the Loan Documents have been amended, superseded, cancelled, extended or otherwise changed, and no provision of any Loan Document has been waived, modified or terminated in writing, other than with respect to copies of those amendments, modifications, or changes otherwise that have been delivered to Buyer prior to the date hereof or as part of the Mortgage Loan File or, after the date of this Agreement, except as may be permitted pursuant to Section 5.1 of this Agreement;

(b) Reserved;

(c) To the Knowledge of Seller, the Mortgages related to each of the Assets have been recorded in the appropriate jurisdiction for the applicable Underlying Property;

(d) (i) No part of the collateral that secures any of the Loans has been released from the Lien of the Loan Documents except as may be set forth in the Mortgage Loan File, and (ii) Seller has not received any written notice from any Borrower requesting the release of any Underlying Property whether pursuant to the Loan Documents or otherwise that remains pending, other than (A) as set forth on Schedule 3.8(d), or (B) property releases from the loan collateral contemplated by the Loan Documents in connection with condominium sales of units;

(e) None of the Loans are cross-defaulted or cross-collateralized with any other loan;

(f) Immediately prior to the effectiveness of the Transfer Documents, Seller (directly or indirectly through one or more Subsidiaries of Seller) is the sole legal owner of Seller’s (or its Subsidiaries’) interest in the Assets free and clear of any and all Liens (other than Permitted Liens) and as of the date hereof, to the Knowledge of Seller, there are no Liens (other than Permitted Liens) of any kind affecting such Assets;

(g) As of December 31, 2025, the outstanding principal balance of each Loan is as set forth on Schedule 3.8(g);

(h) As of December 31, 2025, the amount of unfunded advances under each Loan is as set forth on Schedule 3.8(h) and, other than such advances, there are no future advances to which the applicable Borrower is entitled;

(i) As of December 31, 2025, the amount of funds on deposit in the reserves (if any) related to the Loans are as set forth on Schedule 3.8(i);

(j) As of December 31, 2025, all interest due and payable under the applicable Notes have been paid;

(k) Neither any Borrower nor any other guarantor or obligor under the Loan Documents has asserted in writing to Seller any counterclaims, defenses or offset rights under the Loan Documents that remain outstanding;

(l) To the Knowledge of Seller, none of the Borrowers, other guarantors or obligors under the Loan Documents or the Loans are subject to material litigation or judgments;

(m) Seller has not made any claim under any guaranty or the environmental indemnity delivered in connection with any Loan, and each guaranty and environmental indemnity delivered in connection with the Loans is in full force and effect;

(n) To the Knowledge of Seller, there currently exists no monetary or material non-monetary event of default or event which, with the giving of notice or the lapse of time, or both, would constitute a monetary or material non-monetary event of default by a Borrower or guarantor under any Loan Documents;

(o) As of the date of this Agreement, Seller has not received a non-funding notice from any other lender, and Seller is not (and, to the Knowledge of Seller, no other lender is currently) a defaulting lender, with respect to any Asset;

(p) Seller has not waived in writing any default, material breach that does not constitute an event of default, violation or event of acceleration existing under any Loan Documents;

(q) As of the date of this Agreement, Seller has not received written notice of a pending casualty or condemnation with respect to any Underlying Property;

(r) To the Knowledge of Seller, as of the date of this Agreement, (i) no entity has submitted any notice of claim or liability under any mortgagee title policy related to any Asset, and (ii) Seller has not received any payments on account of claims made thereunder; and

(s) To the Knowledge of Seller, no Borrower or guarantor of a Loan is currently a debtor in a state or federal bankruptcy, insolvency or similar proceeding.

(t) To the Knowledge of Seller, each management agreement and material third party agreement with respect to each Underlying Property was in full force and effect as of the applicable cut-off date.

ARTICLE IV

Representations and Warranties of Buyer

Buyer hereby represents and warrants to Seller as of the date hereof and as of the Closing Date or, solely with respect to any Non-Assignable Asset, as of the applicable Post-Closing Transfer Date, solely with respect to such Asset, as follows:

4.1 Organization and Power. Buyer is a corporation duly formed, validly existing and in good standing under the Laws of Delaware and has full power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions.

4.2 Authorization and Enforceability. The execution and delivery of this Agreement and the Ancillary Documents to which Buyer is a party and the performance by Buyer of the Transactions have been duly authorized by Buyer and no other corporate proceedings on the part of Buyer (including, without limitation, any equityholder vote or approval) are necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents to which Buyer is a party or the consummation of the Transactions. This Agreement is, and each of the Ancillary Documents to be executed and delivered at the Closing by Buyer will be at the Closing, duly authorized, executed and delivered by Buyer. Assuming the due authorization, execution and delivery of this Agreement by Seller, this Agreement constitutes, and assuming the due authorization, execution and delivery of each Ancillary Document to which Buyer is a party by each other party thereto, such Ancillary Document will constitute, a valid and legally binding agreements of Buyer enforceable against Buyer, in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

4.3 No Violation. The execution and delivery by Buyer of this Agreement and the Ancillary Documents to which Buyer is a party, the consummation of the Transactions and the compliance with the terms of this Agreement and the Ancillary Documents to which Buyer is a party will not (a) conflict with or violate any provision of the certificate of incorporation, bylaws or similar organizational documents of Buyer, or (b) assuming that all Governmental Consents contemplated by Section 3.4 have been obtained and all filings described therein have been made, conflict with or violate in any material respect any Law or Contract applicable to Buyer or by which its respective properties are bound or affected. Neither Buyer nor any of its Affiliates is subject to any Contract that would materially impair or delay Buyer’s ability to consummate the Transactions.

4.4 Authorizations and Consents. No Consents of or with any Governmental Entity are required to be obtained or made by Buyer in connection with the execution, delivery, performance, validity and enforceability of this Agreement or any Ancillary Documents to which Buyer is, or is to be, a party or the consummation by Buyer of the Transactions.

4.5 Financial Capacity. Buyer has and will have available on the Closing Date and each Post-Closing Transfer Date (if any), capital and liquidity in amounts that are sufficient to pay the Closing Consideration Amount as required by and in accordance with this Agreement.

4.6 No Brokers. Except for Eastdil Secured LLC (whose fees will be paid by Buyer), no broker, investment banker, financial advisor or other Person is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Buyer.

4.7 No Inducement or Reliance; Independent Assessment.

(a) Buyer has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Seller (or its Affiliates or Representatives) that are not expressly set forth in Article III hereof, whether or not any such representations, warranties or statements were made in writing or orally.

(b) Buyer acknowledges that neither Seller nor any of its Affiliates or Representatives has made, is making or will make any representation or warranty, express or implied, as to the prospects of the Assets or their profitability for Buyer, or with respect to any forecasts, projections or business plans made available to Buyer (or its Affiliates or Representatives) in connection with Buyer’s review of the Assets.

ARTICLE V

Covenants

5.1 Conduct of Seller Pending the Closing; Cooperation.

(a) Seller agrees that between the date of this Agreement and the Closing (or, in the case of a Non-Assignable Asset, the applicable Post-Closing Transfer Date with respect to such Non-Assignable Asset; provided that only the obligations pursuant to the following clauses (A) and (B) of this Section 5.1(a) shall continue in full force and effect with respect to such Non-Assignable Asset following the Closing and until the applicable Post-Closing Transfer Date), or the date, if any, on which this Agreement is terminated in accordance with Article XI, except (i) as set forth on Schedule 5.1(a) hereto, (ii) as expressly required or permitted pursuant to this Agreement, (iii) as required by Law or (iv) as consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause each Subsidiary of Seller to, (A) conduct its business in all material respects in the ordinary course of business and in a manner consistent with past practice, (B) use its reasonable best efforts to (1) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (2) provided it does not require additional compensation, keep available the services of its present officers, and (3) maintain the qualification of Seller as a real estate investment trust (as defined in Section 856 of the Code), (C) cooperate and use its reasonable best efforts to restructure (at Buyer’s sole cost and expense) any of the Assets as requested by Buyer for Tax or other purposes so long as any such restructuring is effective as of and conditioned upon the Closing, except to the extent such restructuring would (x) have an adverse impact on Seller or any of its Subsidiaries, as applicable, or such Assets, or (y) materially impair or delay, or prevent the Closing, and (D) refrain from taking any of the following actions:

(i) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Seller; or

(ii) authorize, agree or enter into any Contract to do any of the foregoing.

(b) At Seller’s sole cost and expense, Seller shall use reasonable best efforts to, and shall cause its Subsidiaries to use reasonable best efforts to, obtain counterparty waivers or any required Consents, to the extent necessary to permit the sale, transfer, assignment and delivery of all of its and its applicable Subsidiaries’ right, title and interest in and to the Assets free and clear of all Liens (other than Permitted Liens) to Buyer at the Closing pursuant to Section 2.2(a) and/or on one or more Post-Closing Transfer Dates pursuant to Section 2.3(b).

(c) Prior to the Closing Date (or, in the case of a Non-Assignable Asset, the applicable Post-Closing Transfer Date with respect to such Non-Assignable Asset), Seller shall not (and shall cause its Subsidiaries not to):

(i) without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), modify, pledge, encumber, amend or terminate any Asset in a manner adverse to Buyer or such Asset, in each case other than in the ordinary course of business and in a manner consistent with past practice; or

(ii) sell, lease, assign, transfer, exclusively license, or dispose of any Asset to a third party, except (but without limiting Seller’s obligations pursuant to Section 5.4) for any sale, lease, assignment, transfer, exclusive license or other disposition of any Asset set forth on Schedule 5.1(c)(ii) with the prior written consent of Buyer (provided that such consent shall not be unreasonably withheld, conditioned or delayed if the consideration to be paid by such third party for such Asset exceeds the portion of the Closing Consideration Amount that would have been paid by Buyer with respect to such Asset at the Closing pursuant to this Agreement), in each case other than releases of collateral in the ordinary course of business and in a manner consistent with past practice, including, without limitation, releases in connection with condemnation proceedings, repayments of principal and condominium sales of units.

(d) Each Party shall promptly notify the other Party of any material communication, and provide the other Party with copies thereof if such communication is in writing, received from any Governmental Entity or third party, relating to or affecting the status of the Transactions that have or would reasonably be expected to have any adverse effect on any of the Assets, and the timing or consummation of the Transactions.

(e) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Seller or any of its Subsidiaries from taking any action, at any time or from time to time, that in the reasonable judgment of Seller, upon advice of legal counsel to Seller, is reasonably necessary for Seller to (i) maintain its qualification as a “real estate investment trust” (as defined in Section 856 of the Code) for any period or portion thereof ending on or prior to the Closing Date or (ii) avoid incurring U.S. federal, state or local income or excise Taxes under the Code or applicable state or local Law, including making dividend or other distribution payments to stockholders of Seller.

5.2 Access to Information Prior to the Closing. During the period from the date hereof through the Closing Date, Seller shall use reasonable best efforts to give Buyer and its Representatives reasonable access during regular business hours to all books and records related to the Assets as Buyer may reasonably request; provided, that Buyer and its Representatives shall take such action as is deemed necessary in the reasonable judgment of Seller, as the case may be, to schedule such access through a designated officer of Seller, as the case may be, and in such a way as to avoid disrupting in any material respect the normal operations of Seller, as the case may be. Notwithstanding the foregoing, Seller shall not be required by this Section 5.2 to provide Buyer or its Representatives with access to or to disclose information (a) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement (provided, however, that Seller shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (b) the disclosure of which would violate or contravene any Law (provided, however, that Seller shall use reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law) or (c) that is subject to any attorney-client, attorney work product or other legal privilege of such party or its Subsidiaries (provided, however, that Seller shall use reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege).

5.3 Consents and Approvals.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Buyer and Seller shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Transactions, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, Consents and approvals from Governmental Entities or other Persons necessary in connection with the consummation of the Transactions and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity or other Persons necessary in connection with the consummation of the Transactions, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions so as to enable the Closing to occur as soon as reasonably practicable, and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.

(b) Buyer and Seller shall use reasonable best efforts to ensure that the Transactions are carried out consistent with the terms of Section 206(3) of the Investment Advisers Act, including, for the avoidance of doubt, obtaining any consents required under Section 206(3).

5.4 Acquisition Proposals; Go Shop Period.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern time) on February 21, 2026 (the “Go-Shop Period”), Seller and its Subsidiaries and their respective Representatives shall have the right to: (i) initiate, solicit, facilitate and encourage (publicly or otherwise) any inquiry or the making of any proposals or offers that constitute, or may reasonably be expected to lead to, any Acquisition Proposal, including by way of providing access to non-public information to any Person and its Representatives, its Affiliates and its prospective equity and debt financing sources, provided that prior to furnishing such information, Seller has entered into an Acceptable Confidentiality Agreement with such Person, and further, provided, that Seller shall promptly make available to Buyer any non-public information concerning Seller or its Subsidiaries that Seller provides to any Person given such access if such information was not previously made available to Buyer, and (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons and their Representatives, their Affiliates and their prospective equity and debt financing sources with respect to any Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals.

(b) Except as expressly permitted by this Section 5.4 (including Section 5.4(d)), and except as may relate to any Excluded Party (for so long as such Person remains an Excluded Party), Seller and its Subsidiaries and their respective officers and directors shall, and Seller shall instruct and use reasonable best efforts to cause, its and its Subsidiaries’ other Representatives (including by notifying them of the existence and terms of this Section 5.4(b)) to (i) at 12:00 a.m. on February 22, 2026 (the “No-Shop Period Start Date”), immediately cease any solicitation activity with respect to an Acquisition Proposal or any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and Seller shall request that each Person (other than an Excluded Party for so long as such Person is an Excluded Party, and except as otherwise permitted pursuant to the terms of an Acceptable Confidentiality Agreement) promptly return to Seller or destroy any non-public information previously furnished or made available to it or any of its Representatives by or on behalf of Seller or its Representatives, and immediately terminate access of any Person (other than an Excluded Party for so long as such Person is an Excluded Party) to any electronic data room maintained by Seller with respect to the transactions contemplated by this Agreement and (ii) from the No-Shop Period Start Date until the earlier of the Closing and the termination of this Agreement in accordance with Article XI, not, directly or indirectly, (A) initiate, solicit, knowingly facilitate or knowingly encourage (publicly or otherwise) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to an Acquisition Proposal, (B) engage in, enter into, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information concerning Seller or its Subsidiaries or afford access to Seller’s or its Subsidiaries’ books, records, management, employees or properties to any Person (other than an Excluded Party for so long as such Person is an Excluded Party, and except as otherwise permitted pursuant to the terms of an Acceptable Confidentiality Agreement) in connection with any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (C) enter into any Contract or understanding (other than an Acceptable Confidentiality Agreement contemplated by Section 5.4(d)) relating to an Acquisition Proposal or that would reasonably be expected to require Seller to abandon, terminate or fail to consummate the Transactions, or (D) resolve or agree to do any of the foregoing.

(c) As promptly as reasonably practicable, and in any event within one (1) Business Day following the expiration of the Go-Shop Period, Seller will provide Buyer with a written list identifying each Excluded Party.

(d) Notwithstanding anything in this Agreement to the contrary, but subject to the last sentence of this Section 5.4(d), at any time following the No-Shop Period Start Date and prior to the time, but not after, the condition set forth in Section 6.1(a) has been satisfied, if Seller receives a bona fide written Acquisition Proposal from any Person or group of Persons which has not resulted from a violation of this Section 5.4, subject to compliance with this Section 5.4(d), (i) Seller and its Subsidiaries and their Representatives may contact such Person or group of Persons solely to clarify the terms and conditions thereof, (ii) Seller and its Subsidiaries and their respective Representatives may provide non-public information and data concerning Seller and its Subsidiaries to such Person or group of Persons and their Representatives, their Affiliates and their prospective equity and debt financing sources provided that prior to furnishing such information, Seller has entered into an Acceptable Confidentiality Agreement with such Person; provided, that Seller shall promptly make available to Buyer any non-public information concerning Seller or its Subsidiaries that Seller made available to any Person given such access if such information was not previously made available to Buyer, and (iii) Seller and its Representatives may engage or participate in any discussions or negotiations with such Person or group of Persons if and only to the extent that, the Seller Board, or any authorized committee thereof, has determined in good faith (based on the information then available and after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal. Seller shall give written notice to Buyer before taking any of the actions described in clauses (ii) and (iii) of the preceding sentence. In no event may Seller or any of its Subsidiaries or Representatives directly or indirectly reimburse or pay, or agree to reimburse or pay, the fees, costs or expenses of, or provide or agree to provide compensation to, any Person or Persons (or any of their Representatives or potential financing sources) who make an Acquisition Proposal. Notwithstanding the occurrence of the No-Shop Period Start Date, Seller and its Subsidiaries and their respective Representatives may continue to engage in the activities described in Section 5.4(a) with any Excluded Party (for so long as such Person remains an Excluded Party), including with respect to any amended Acquisition Proposal submitted by such Excluded Party, following the No-Shop Period Start Date, and the restrictions in Section 5.4(b) shall not apply with respect thereto.

(e) No Change in Recommendation or Alternative Acquisition Agreement.

(i) Except as set forth in this Section 5.4(e), Section 5.4(f), or Section 11.3(a), the Seller Board and each committee thereof shall not:

(A) withhold, withdraw, qualify, amend or modify (or publicly propose or resolve to withhold, withdraw, qualify, amend or modify), in any manner adverse to Buyer, the Seller Board Recommendation or approve, authorize, adopt or recommend or otherwise declare advisable, or propose publicly to approve, authorize, adopt or recommend or otherwise declare advisable, any Acquisition Proposal or fail to include the Seller Board Recommendation in the Proxy Statement when filed (each action set forth in this clause (A), a “Change of Recommendation”);

(B) take any action to make the provisions of any “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation inapplicable to any transaction contemplated by an Acquisition Proposal; or

(C) except as expressly permitted by Section 11.3(a), authorize, adopt, approve, recommend or otherwise declare advisable, or propose publicly to approve or recommend, or cause or permit Seller or any of its Subsidiaries to execute or enter into any letter of intent, agreement in principle, memorandum of understanding or definitive merger, acquisition, purchase or joint venture agreement or other similar Contract (other than an Acceptable Confidentiality Agreement), in respect of or relating to any Acquisition Proposal.

(ii) Notwithstanding anything to the contrary set forth in this Agreement, if at any time after the date hereof but prior to the time the Seller Stockholder Approval is obtained, the Seller Board or an authorized committee thereof has received an Acquisition Proposal (which did not result from a violation of this Section 5.4) that the Seller Board, or an authorized committee thereof, determines in good faith (based on the information then available and after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, the Seller Board, or such authorized committee thereof, prior to the time the Seller Stockholder Approval is obtained, may effect a Change of Recommendation and may also terminate this Agreement pursuant to Section 11.3(a) (a “Fiduciary Termination”); provided, however, that neither Seller nor the Seller Board (or an authorized committee thereof) shall effect a Change of Recommendation in connection with a Superior Proposal or effect a Fiduciary Termination pursuant to Section 11.3(a) with respect to a Superior Proposal unless: (A) the Seller Board, or an authorized committee thereof, determines in good faith (based on the information then available and after consultation with its financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with the directors’ duties under applicable Law; (B) Seller notifies Buyer in writing, at least five (5) Business Days in advance, that the Seller Board (or an authorized committee thereof) intends to effect a Change of Recommendation in connection with a Superior Proposal or effect a Fiduciary Termination pursuant to Section 11.3(a) with respect to a Superior Proposal, which notice shall specify all material terms and conditions of such Superior Proposal and copies of any written proposals or documents delivered to Seller or its Representatives, including the identity of the Person who made such Superior Proposal, the type and amount of consideration that Seller or Seller’s stockholders, as the case may be, will receive and all other terms and conditions which the Seller Board (or an authorized committee thereof) considered in making the determination that such Acquisition Proposal constituted a Superior Proposal, and any other information and material required to be delivered under Section 5.4(a) or Section 5.4(d), as applicable, that has not yet been provided to Buyer; (C) after providing such notice and prior to making such Change of Recommendation in connection with a Superior Proposal or effecting a Fiduciary Termination pursuant to Section 11.3(a) with respect to a Superior Proposal, if requested by Buyer, Seller and its Representatives shall negotiate in good faith with Buyer and Buyer’s Representatives during such five (5) Business Day period to make such revisions to the terms of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal; and (D) the Seller Board, or an authorized committee thereof, after taking into consideration any changes to this Agreement offered in writing by Buyer in a manner that would form a binding contract if accepted by Seller, continues to believe in good faith (after consultation with its outside legal counsel and financial advisor) that the Acquisition Proposal continues to constitute a Superior Proposal and that, after consultation with outside legal counsel, the failure to effect a Change of Recommendation in connection with such Superior Proposal or effect a Fiduciary Termination pursuant to Section 11.3(a) with respect to such Superior Proposal would be inconsistent with the directors’ duties under applicable Law. Any amendment to the financial or other material terms of such Superior Proposal or an amendment to an Acquisition Proposal that the Seller Board had determined no longer constitutes a Superior Proposal shall constitute a new Acquisition Proposal and shall require Seller to deliver a new notice pursuant to clause (B) above, and Seller shall again be required to comply with the requirements of this Section 5.4(e)(ii), except that the references to five (5) Business Days shall be deemed to be references to three (3) Business Days. For the avoidance of doubt, immaterial amendments to an Acquisition Proposal shall not require delivery of a new notice or restart of the matching period described in the preceding clause (C) above. Except in accordance with the procedures set forth in this Section 5.4(e)(ii), Seller shall have no right to terminate this Agreement pursuant to Section 11.3(a).

(iii) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the time the Seller Stockholder Approval is obtained, the Seller Board, and any authorized committee thereof, may effect a Change of Recommendation in the absence of a Superior Proposal if an Intervening Event shall have occurred and be continuing (but such a Change of Recommendation shall not, by itself, permit Seller to terminate this Agreement pursuant to Section 11.3(a)); provided, however, that the Seller Board shall not be permitted to effect a Change of Recommendation in connection with an Intervening Event unless: (A) the Seller Board, or an authorized committee thereof, determines in good faith (based on the information then available and after consultation with its financial advisor and outside legal counsel) that, in light of such Intervening Event, the failure to take such action would be inconsistent with the directors’ duties under applicable Law; (B) Seller notifies Buyer in writing, at least five (5) Business Days in advance, which notice shall (1) state that an Intervening Event has occurred and that the Seller Board, or such authorized committee thereof, has determined that in light of such Intervening Event, the failure to effect a Change of Recommendation would be, or would be inconsistent with the directors’ duties under applicable Law and that Seller intends to take such action and (2) describe the Intervening Event in reasonable detail and advise Buyer that it intends to take such action and specify, in reasonable detail, the reasons for such action; (C) after providing such notice and prior to making such Change of Recommendation in connection with an Intervening Event, if requested by Buyer, Seller shall negotiate in good faith with Buyer during such five (5) Business Day period, making such revisions to the terms and conditions of this Agreement so that the failure to make such Change of Recommendation would no longer be inconsistent with the directors’ duties under applicable Law; and (D) the Seller Board, or an authorized committee thereof, after taking into consideration any changes to this Agreement offered in writing by Buyer in a manner that would form a binding contract if accepted by Seller, continues to believe in good faith (after consultation with its outside legal counsel) that the failure to effect a Change of Recommendation with respect to such Intervening Event would still be, or would be inconsistent with the directors’ duties under applicable Law. For the avoidance of doubt, the provisions of this Section 5.4(e)(iii) shall also apply to any material change to the facts and circumstances relating to such Intervening Event and require a new notice, except that the references to five (5) Business Days shall be deemed to be references to three (3) Business Days.

(f) Nothing contained in this Section 5.4 shall be deemed to prohibit Seller or the Seller Board, or any committee thereof, from (i) complying with its disclosure obligations under United States federal or state law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders), or (ii) making any “stop, look, and, listen” communication to the stockholders of Seller pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the stockholders of Seller); provided, that any such disclosure or communication that constitutes or contains a Change of Recommendation shall be subject to the provisions of Section 5.4(e).

(g) From and after the No-Shop Period Start Date, Seller agrees that (i) it will promptly (and, in any event, within forty-eight (48) hours) notify Buyer in writing if any Acquisition Proposal is received by Seller indicating, in connection with such notice, the identity of the Person making the Acquisition Proposal and the material terms and conditions thereof (including, if applicable, copies of any written documentation or correspondence constituting the Acquisition Proposal, including proposed agreements) and (ii) in the event that any such Person modifies its Acquisition Proposal in any material respect, Seller shall notify Buyer within forty-eight (48) hours after receipt of such modified Acquisition Proposal of the fact that such Acquisition Proposal has been modified and the terms of such modification (including, if applicable, copies of any written documentation or correspondence reflecting such modification); provided, however, that none of the requirements contemplated by the foregoing clauses (i) and (ii) shall apply to any Acquisition Proposal submitted by an Excluded Party. Seller agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement subsequent to the date hereof which prohibits Seller from providing to Buyer such material terms and conditions and other information contemplated by this Section 5.4, and represents, as of the date hereof, that none of Seller or its Subsidiaries is bound by a confidentiality agreement which prohibits Seller from providing such information to Buyer.

(h) Seller acknowledges and agrees that any actions taken at the direction of Seller by an authorized Representative of Seller or any Subsidiaries of Seller that, if taken by Seller, would constitute a breach or violation of this Section 5.4 will be deemed to constitute a breach and violation of this Section 5.4 by Seller.

5.5 Preparation of the Proxy Statement; Stockholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, Seller shall prepare and cause to be filed with the SEC a proxy statement in preliminary form, as required by the Exchange Act, relating to the Stockholders Meeting (together with any amendments or supplements thereto or document incorporated by reference therein, the “Proxy Statement”); provided, however, that unless Buyer and Seller otherwise agree in writing, in no event shall the Proxy Statement be filed prior to the No-Shop Period Start Date. Seller shall use reasonable best efforts to (i) have the Proxy Statement cleared by the SEC as promptly as practicable after such filing, and (ii) ensure that the Proxy Statement complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations thereunder. Buyer shall promptly furnish all information concerning itself and its Affiliates to Seller and provide such other assistance as may be reasonably requested by Seller in connection with the preparation, filing and distribution of the Proxy Statement. Subject to Section 5.4(e), Seller shall consider in good faith all information reasonably requested by Buyer to be included in the Proxy Statement. Seller shall promptly notify Buyer upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide Buyer with copies of all correspondence other than immaterial or otherwise non-substantive correspondence between Seller and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement received from the SEC and advise Buyer of any oral comments with respect to the Proxy Statement received from the SEC. Each of Seller and Buyer shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement. Notwithstanding the foregoing, prior to mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Seller and Buyer shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall, subject to Section 5.4(e), give due consideration to including in such document or response any comments reasonably proposed by the other. Buyer and Seller shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder, the MGCL and the rules of the NYSE in connection with the filing and distribution of the Proxy Statement, and the solicitation of proxies from Seller’s stockholders thereunder.

(b) Without limitation of Section 5.5(a), Buyer shall, upon request from Seller or its Representatives, furnish to Seller and its Representatives all information concerning Buyer, its Affiliates, its directors and officers and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Seller or any of its Subsidiaries to the NYSE or any Governmental Entity (including the Proxy Statement) in connection with the Transactions. Notwithstanding the foregoing and except as required by applicable Law, Buyer shall not be obligated to furnish any information to Seller and its Representatives that is the subject of any confidentiality agreement with any third party (provided that Buyer shall use reasonable best efforts to obtain the required consent of such third party with respect to furnishing such information) or subject to any attorney client privilege (provided that Buyer shall use reasonable best efforts to permit the furnishing of such information in a manner that does not result in loss or waiver of privilege).

(c) If, at any time prior to the receipt of the Seller Stockholder Approval, any information relating to Seller or Buyer, or any of their respective Affiliates, should be discovered by Seller or Buyer which, in the reasonable judgment of Seller or Buyer, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party, and Seller and Buyer shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of Seller. Nothing in this Section 5.5(c) shall limit the obligations of any Party under Section 5.5(a). For purposes of this Section 5.5, any non-public information concerning or related to Seller, its Affiliates or the Stockholders Meeting will be deemed to have been provided by Seller, and any non-public information concerning or related to Buyer or its Affiliates will be deemed to have been provided by Buyer.

(d) No later than ten (10) days after the date on which the Proxy Statement is cleared by the SEC, Seller, acting through the Seller Board, or an authorized committee thereof, in accordance with applicable Law and its charter and bylaws, shall (i) establish a record date for and give notice of, a meeting of holders of Seller Common Stock (the “Stockholders Meeting”) at which meeting Seller shall seek the Seller Stockholder Approval, (ii) cause the Proxy Statement to be mailed to the record holders as of the record date established for the Stockholders Meeting and (iii) within thirty (30) Business Days of such record date, duly call, convene and hold the Stockholders Meeting; provided, that, Seller shall be permitted to postpone the Stockholders Meeting, or adjourn the Stockholders Meeting beyond the time that the Stockholders Meeting would otherwise be held, only (A) with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), (B) if stockholders holding a sufficient number of shares of Seller Common Stock to approve the Transactions in accordance with the MGCL and this Agreement or to constitute a quorum necessary to conduct the business of the Stockholders Meeting are not present (either in person or by proxy) at the Stockholders Meeting, or (C) if required by applicable Law. In the event that the date of the Stockholders Meeting as originally called is for any reason adjourned, postponed or otherwise delayed, Seller agrees that unless Buyer shall have otherwise approved in writing (which consent shall not be unreasonably withheld, conditioned or delayed), it shall use reasonable best efforts to implement such adjournment, postponement or other delay in such a way that Seller does not establish a new record date for the Stockholders Meeting, as so adjourned, postponed or delayed except for such new record date as required by applicable Law; provided, that unless agreed in writing by Seller and Buyer, any single such adjournment, postponement or other delay shall be for a period of no more than ten (10) Business Days each and in no event later than the earlier of (x) one (1) month from the most-recently scheduled date and (y) four (4) Business Days prior to the Outside Date. Subject to Section 5.4, Seller shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Seller Stockholder Approval to be received at the Stockholders Meeting or any adjournment or postponement thereof. Unless this Agreement has been terminated pursuant to Article XI, Seller’s obligation to call, give notice of, convene and hold the Stockholders Meeting in accordance with the foregoing sentence of this Section 5.5(d) shall apply notwithstanding the commencement, disclosure, announcement or submission of any Acquisition Proposal to Seller, the Seller Board, its Representatives or the stockholders of Seller, or by any Change of Recommendation pursuant to Section 5.4, and, prior to the termination of this Agreement in accordance with Article XI, Seller shall not submit to the vote of its stockholders any Acquisition Proposal other than the transactions contemplated hereby. Unless the Seller Board shall have made a Change of Recommendation in accordance with Section 5.4, the Proxy Statement shall include the Seller Board Recommendation.

5.6 Public Announcements and Disclosure. The initial press release regarding this Agreement and the Transactions shall be made at such time and in such form as Buyer and Seller agree; provided that in the event the Parties cannot agree, either Party shall be permitted to make any disclosure required by Law or by any listing agreement with or the listing rules of the NYSE or other exchange. From and after the date hereof, so long as this Agreement is in effect, neither Buyer nor Seller will issue or make any subsequent press release, public statement or other disclosure to a third party with respect to this Agreement or the Transactions without the prior consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of the NYSE or other exchange to issue or cause the publication of any press release or other announcement or disclosure with respect to this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a reasonable opportunity to the other Party to review and comment upon such press release or other announcement or disclosure and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that each Party and their respective Affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Buyer and Seller in compliance with this Section 5.6.

5.7 Post-Transfer Remittances. From and after the Closing, to the extent that Seller or any of its Subsidiaries receives any payment of principal, interest or other proceeds with respect to a Loan that accrues or otherwise relates to a period from and after the Closing (other than accrued interest due under such Loan for any period prior to the Closing Date but received on or after the Closing Date), Seller shall hold (or cause to be held) such amounts in trust for the account of Buyer and pay such principal, interest or other proceeds to Buyer as promptly as practicable. From and after the Closing, to the extent that Buyer or any of its Subsidiaries receives any payment of principal, interest or other proceeds with respect to a Loan that accrued or otherwise relates to a period prior to Closing and for which no credit was applied to Seller at Closing or that was otherwise not taken into account in the calculation of the Allocated Purchase Price (including any True-Up), Buyer shall hold (or cause to be held) such amount in trust for the account of Seller and pay such principal, interest or other proceeds to Seller as promptly as possible. The foregoing shall apply with respect to any Non-Assignable Asset in respect of the periods prior to and following the Post-Closing Transfer Date with respect to such Asset, mutatis mutandis.

5.8 Post-Transfer Obligation Regarding Comfort Letters. With respect to any Loan that is secured by a hospitality asset, for which a Replacement Notice was delivered at the applicable Closing, post-Closing, Seller and Buyer shall reasonably cooperate with such franchisor, manager or such other party in connection with obtaining a replacement to or an assignment of each such applicable comfort letter or manager subordination non-disturbance and attornment agreement or replacement of such other similar agreements relating to such hospitality asset (a “Replacement Agreement”), including providing such party with any additional information reasonably requested thereby. Buyer shall execute any Replacement Agreement that (a) is substantially in the form of the Replacement Agreement (if any) or the existing agreement signed by Seller, (b) is substantially in the form required under the applicable agreement, or (c) if there is no required form of Replacement Agreement, in a form reasonably acceptable to Buyer, Seller and such third party.

ARTICLE VI

Conditions to Closing

6.1 Conditions to All Parties’ Obligations.

The obligations of the Parties to consummate the Transactions are subject to the fulfillment prior to or at the Closing of each of the following conditions (any or all of which may be waived by the Parties to the extent permitted by applicable Law):

(a) Stockholder Approval. Seller Stockholder Approval shall have been obtained.

(b) Statutes; Court Orders. No court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, Order, stipulation or other legal restraint (whether temporary, preliminary or permanent) (an “Injunction”), in any case, which is in effect and which prevents, prohibits or makes illegal the consummation of the Transactions.

6.2 Conditions to Seller’s Obligations.

The obligations of Seller to consummate the Transactions are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by Seller to the extent permitted by applicable Law and, in the case of Section 6.2(d), subject to the terms of the Management Agreement Side Letter):

(a) Representations and Warranties. (i) The representations and warranties of Buyer contained in Section 4.1, Section 4.2, and Section 4.6 hereof (the “Buyer Fundamental Representations”) shall be true and correct in all respects as of the date hereof and as of the Closing Date (except for such representations and warranties which address matters only as of a specific date, which representations and warranties shall be true and correct as of such specified date) and (ii) the representations and warranties of Buyer set forth in Article IV (other than the Buyer Fundamental Representations) shall be true and correct (without regard to any materiality, Buyer Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty) in all respects as of the date hereof and as of the Closing Date (except for such representations and warranties which address matters only as of a specific date, which representations and warranties shall be true and correct as of such specified date), except to the extent that the failure to be so true and correct, individually or in the aggregate, would not have a Buyer Material Adverse Effect.

(b) Performance. Buyer shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be so performed or complied with by Buyer at or prior to the Closing.

(c) Deliveries. Seller shall have received the deliveries contemplated by Article VIII.

(d) A&R Management Agreement. Seller, Seller Manager and Seller Operating LLC shall have entered into the A&R Management Agreement in accordance with the Management Agreement Side Letter.

6.3 Conditions to Buyer’s Obligations.

The obligations of Buyer to consummate the Transactions are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by Buyer to the extent permitted by applicable Law):

(a) Representations and Warranties. (i) The representations and warranties of Seller contained in Section 3.1, Section 3.2, and Section 3.6 hereof (the “Seller Fundamental Representations”) shall be true and correct in all respects as of the date hereof and as of the Closing Date (except for such representations and warranties which address matters only as of a specific date, which representations and warranties shall be true and correct as of such specified date), (ii) the representations and warranties of Seller contained in Section 3.5(a) shall be true and correct in all material respects as of the date hereof and as of the Closing Date (except for such representations and warranties which address matters only as of a specific date, which representations and warranties shall be true and correct as of such specified date) and (iii) the representations and warranties of Seller set forth in Article III (other than the Seller Fundamental Representations and the representations and warranties set forth in Section 3.5(a)) shall be true and correct (without regard to any materiality, Seller Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty) in all respects as of the date hereof and as of the Closing Date (except for such representations and warranties which address matters only as of a specific date, which representations and warranties shall be true and correct as of such specified date), except to the extent that the failure to be so true and correct, individually or in the aggregate, would not have a Seller Material Adverse Effect.

(b) Performance. Seller shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be so performed or complied with by Seller at or prior to the Closing.

(c) Material Adverse Effect. Since the date of this Agreement, no Seller Material Adverse Effect shall have occurred.

(d) Deliveries. Buyer shall have received the deliveries contemplated by Article VII.

ARTICLE VII

Deliveries by Seller at Closing

On the Closing Date, Seller shall deliver or cause to be delivered to Buyer:

7.1 Officer’s Certificate. An officer’s certificate signed by a duly authorized executive officer of Seller to the effect set forth in Section 6.3(a), Section 6.3(b), and Section 6.3(c).

7.2 W-9. An IRS Form W-9 duly executed by Seller.

7.3 Other Deliverables. All Closing Documents and Transfer Documents contemplated by Section 2.9(a) with respect to Assets that collectively represent at least eighty-five percent (85%) of the aggregate Closing Consideration Amount (inclusive of the Non-Assignable Asset Consideration Amount).

ARTICLE VIII

Deliveries by Buyer at Closing

On the Closing Date, Buyer shall deliver or cause to be delivered to Seller:

8.1 Officer’s Certificate. A certificate signed by a duly authorized executive officer of Buyer to the effect set forth in Section 6.2(a) and Section 6.2(b).

8.2 Closing Consideration Amount. The Closing Consideration Amount (less the Non-Assignable Asset Consideration Amount, if any), by wire transfer of immediately available funds, to the account or accounts designated by Seller in accordance with Section 2.6(c).

8.3 Other Deliverables. Duly executed counterpart signature pages to all Closing Documents and Transfer Documents contemplated by Section 2.9 to which Buyer is a party.

ARTICLE IX

Survival

9.1 Survival. All of the representations and warranties of the Parties set forth in this Agreement shall terminate and expire as of the Closing, and all liability and obligations of any nature with respect to such representations and warranties shall thereupon be extinguished; provided, however, that representations and warranties set forth in Section 3.5 and Section 4.5 solely as they relate to any Non-Assignable Asset shall survive the Closing and shall terminate and expire as of the Post-Closing Transfer Date applicable thereto.

ARTICLE X

Repurchase of Loan Assets

10.1 Repurchase. With respect to Assets that are Loans only, if at any time prior to the one (1) year anniversary of the Closing Date, or with respect to any Non-Assignable Asset, the later of the one (1) year anniversary of the Closing Date and three (3) months after the applicable Post-Closing Transfer Date (in each case, the “Repurchase Deadline”), Buyer delivers written notice to Seller that it has determined in good faith that Seller has breached its representations or warranties set forth in Section 3.5 or Section 3.8 hereof with respect to any Loan and such breach (a) would, if uncured, directly result in a reduction to the intrinsic value of such Loan in any material respect (measured relative to the Allocated Purchase Price allocable to such Loan) or (b) would adversely affect Buyer’s ability to own such Loan in any material respect, which such notice shall set forth the specific breach and the requested reasonable cure thereof (“Buyer’s Breach Notice”), then Seller shall, at Seller’s option, either (i) cure such breach set forth in Buyer’s Breach Notice to Buyer’s reasonable satisfaction, in each case, within ninety (90) Business Days after receiving such Buyer’s Breach Notice (the “Cure Period”) or (ii) within thirty (30) days after, as applicable, (A) receiving such Buyer’s Breach Notice or (B) the expiration of the Cure Period if Seller elected to cure such breach pursuant to clause (i) but failed to so cure such breach to Buyer’s reasonable satisfaction, repurchase such Loan at an amount equal to the Repurchase Price (as defined below) (a “Repurchase”); provided, however, that Buyer may elect in its own discretion (including upon request of Seller) to waive the Repurchase remedy and retain such Loan. In any event, Buyer’s failure to provide a Buyer’s Breach Notice with respect to a Loan to Seller prior to the Repurchase Deadline shall be a waiver of any rights and remedies of Buyer under this Article X with respect to such Loan. A Repurchase by Seller pursuant to this Article X shall be Buyer’s sole remedy for any such breach causing such Repurchase pursuant to this Agreement with respect to the relevant Loan sold to Buyer by Seller. Upon receipt of the Repurchase Price, Buyer shall promptly take all steps reasonably necessary to effect the reconveyance of any repurchased Loan, including, without limitation, (1) the credit or return of all reserves, reserves, security and amounts held in escrow accounts that were assigned to Buyer at the Closing, (2) the return of the Mortgage Loan File, the Loan Documents and all other documents related to such Loan that was provided to Buyer in connection with its purchase of such Loan hereunder and (3) any additional documents related to the Mortgage Loan File with respect to such Loan that subsequently came into Buyer’s or its designee’s possession following the related Closing Date, to Seller or its designee.

10.2 Repurchase Price. For any Repurchase, the “Repurchase Price” shall mean, as to any Loan, the Allocated Purchase Price, except that (a) the Allocated Purchase Price will be reduced on a dollar-for-dollar basis in an amount equal to the aggregate amount of all principal payments received by Buyer with respect to the Loan in question from and after the Closing Date, and (b) the Allocated Purchase Price will be reduced on a dollar-for-dollar basis in an amount equal to the aggregate amount of any portion of the principal amount thereof that was forgiven by Buyer of such Loan from and after the Closing Date.

ARTICLE XI

Termination

11.1 Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing, whether before or after the Seller Stockholder Approval is obtained, by mutual written consent of Seller and Buyer.

11.2 Termination by Either Seller or Buyer. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing by written notice given by either Seller or Buyer to the other Party, if:

(a) the Closing shall not have occurred by 11:59 p.m. (Eastern time) on October 27, 2026, whether such date is before or after the date the Seller Stockholder Approval is obtained (such date, the “Outside Date”); provided, however, that notwithstanding the foregoing, the right to terminate this Agreement under this Section 11.2 shall not be available to any Party if the failure of the Closing to occur by such date shall be due primarily to the failure of such Party to perform any of the covenants or agreements to be performed by it under this Agreement;

(b) the Stockholders Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Seller Stockholder Approval shall not have been obtained; or

(c) any Injunction permanently restraining, enjoining or otherwise prohibiting consummation of the Transactions shall become final and non-appealable (whether before or after the Seller Stockholder Approval has been obtained); provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 11.2(c) shall have used reasonable best efforts to appeal, resolve or remove such Injunction.

11.3 Termination by Seller. This Agreement may be terminated and the Transactions may be abandoned by written notice given by Seller to Buyer:

(a) if (i) at any time prior to the satisfaction of the conditions set forth in Section 6.1(a) the Seller Board, or an authorized committee thereof, determines or authorizes Seller, subject to complying with the terms of this Agreement (including Section 5.4(e)), to enter into definitive transaction documentation providing for a Superior Proposal (“Alternative Acquisition Agreement”), (ii) substantially concurrent with or immediately following the termination of this Agreement, Seller enters into such Alternative Acquisition Agreement with respect to such Superior Proposal and (iii) substantially concurrent with such termination Seller pays to Buyer in immediately available funds any amounts required to be paid pursuant to Section 11.5;

(b) at any time prior to the Closing if there has been a breach of any covenant or agreement or there shall be any inaccuracy in the representations and warranties set forth in this Agreement on the part of Buyer which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.2(a) or Section 6.2(b) to be satisfied, and such breach cannot be or is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by Seller to Buyer and (ii) the Outside Date; provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 11.3(b) at any time when it is in breach of this Agreement and such breach would cause, or result in, the failure of any of the conditions set forth in Section 6.3(a) or Section 6.3(b) to be satisfied; or

(c) if (i) all of the conditions set forth in Section 6.1 and Section 6.3 have been and continue to be satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at Closing), (ii) Seller has confirmed by written notice to Buyer that it stands ready, willing and able to consummate the Transactions when required pursuant to Section 2.1 and (iii) Buyer fails to consummate the Transactions within three (3) Business Days of the date the Closing should have occurred pursuant to Section 2.1 (it being understood that during such three (3) Business Day period, Buyer shall not be entitled to terminate this Agreement).

11.4 Termination by Buyer. This Agreement may be terminated and the Transactions may be abandoned by written notice given by Buyer to Seller:

(a) at any time prior to the receipt of the Seller Stockholder Approval if (i) a Change of Recommendation shall have occurred or Seller shall have failed to include in the Proxy Statement mailed to each holder of Seller Common Stock the Seller Board Recommendation, (ii) Seller shall have failed to reaffirm the Seller Board Recommendation within five (5) Business Days after both (A) an Acquisition Proposal shall have been made public and (B) receipt by Seller of a written request to do so from Buyer, or (iii) there shall have been a breach of the provisions of Section 5.4 or Section 5.5 which impairs, prevents or materially delays the consummation of the Transactions and, with respect to Section 5.5, such breach cannot be or is not cured reasonably promptly after receipt of written notice thereof; or

(b) at any time prior to the Closing if there has been a breach of any covenant or agreement or there shall be any inaccuracy in the representations or warranties set forth in this Agreement on the part of Seller, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.3(a) or Section 6.3(b) to be satisfied, and such breach cannot be or is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by Buyer to Seller and (ii) the Outside Date; provided, however, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 11.4(b) at any time when Buyer is in breach of this Agreement and such breach would cause, or result in, the failure of any of the conditions set forth in Section 6.2(a) or Section 6.2(b) to be satisfied.

11.5 Effect of Termination.

(a) In the event of termination of this Agreement and the abandonment of the Transactions pursuant to this Article XI, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve Seller of any liability to pay the Termination Fee pursuant to this Section 11.5, (ii) subject to the limitations set forth in Section 11.5(d), no such termination shall relieve or release any of the Parties from any liability or damages for willful and intentional breach or fraud, (iii) no such termination shall relieve or release Buyer from any liability or damages in the event that this Agreement is terminated (A) by Seller pursuant to Section 11.3(c) or (B) by Buyer pursuant to Section 11.2(a) at any time Seller had the right to terminate this Agreement pursuant to Section 11.3(c) and (iv) the agreements of the Parties contained in Section 5.2, the provisions of this Section 11.5 and Article XII shall survive the termination of this Agreement. For the avoidance of doubt, nothing in this Section 11.5(a) shall limit or otherwise effect any Party’s rights under Section 12.14 or Section 12.15, including any Party’s rights to specific performance and other injunctive and equitable relief as provided for therein.

(b) In the event that:

(i) (A) this Agreement is terminated by Buyer or Seller pursuant to Section 11.2(a) or Section 11.2(b), and (1) in the case of a termination pursuant to Section 11.2(b), at or prior to the Stockholders Meeting, a bona fide Acquisition Proposal shall have been publicly disclosed or announced, and such Acquisition Proposal shall not have been publicly withdrawn prior to the Stockholders Meeting, and (2) in the case of a termination pursuant to Section 11.2 (a), prior to such termination, a bona fide Acquisition Proposal shall have been publicly disclosed or announced, and such Acquisition Proposal shall not have been publicly withdrawn prior to the Stockholders Meeting, and provided that the Seller Stockholder Approval shall not have been obtained at the Stockholders Meeting (including any adjournment or postponement thereof), and (B) within twelve (12) months after the date of such termination of this Agreement, Seller shall have consummated any Acquisition Proposal or entered into a definitive agreement with respect to any Acquisition Proposal and such Acquisition Proposal is subsequently consummated (provided, that for purposes of this clause (B), the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

(ii) this Agreement is terminated by Buyer pursuant to Section 11.4(a); or

(iii) this Agreement is terminated by Seller pursuant to Section 11.3(a); then Seller shall:

(A) in the case of clause (i) above, promptly, but in no event later than three (3) Business Days after the date on which Seller consummates the Acquisition Proposal referred to in subclause (i)(B) above, pay or cause to be paid to Buyer the Termination Fee by wire transfer of immediately available funds;

(B) in the case of clause (ii) above, promptly but in no event later than three (3) Business Days after the date of such termination, pay Buyer the Termination Fee by wire transfer of immediately available funds; and

(C) in the case of clause (iii) above, immediately prior to or substantially concurrently with such termination, pay Buyer the Termination Fee by wire transfer of immediately available funds (it being understood that in no event shall Seller be required to pay the Termination Fee on more than one occasion).

(c) Buyer and Seller acknowledge that the agreements contained in this Section 11.5 are an integral part of the Transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. If Seller fails to pay the Termination Fee when due in accordance with Sections 11.5(b), (i) Seller shall reimburse Buyer for all of its costs and expenses incurred in connection with enforcement and collection of such amounts and (ii) the Termination Fee due shall accrue interest at a rate equal to the lower of the Prime Rate and the maximum rate permitted by applicable Law.

(d) Notwithstanding anything to the contrary in this Agreement, except for (i) an order of specific performance as and only to the extent expressly permitted by Section 12.15 and (ii) any willful and material breach by Seller of this Agreement, the Parties expressly acknowledge and agree that:

(i) Buyer’s receipt of the Termination Fee from Seller pursuant to Section 11.5(b) (together with any reimbursements due or interest thereon in accordance with Section 11.5(c)), respectively, shall be the sole and exclusive remedy of Buyer and their respective affiliates against Seller, its Subsidiaries and any of their respective former, current, or future general or limited partners, stockholders, directors, officers, employees, managers, members, affiliates or agents (the “Seller Obligors”) for any loss suffered with respect to this Agreement, the Transactions, the termination of this Agreement, the failure of the Transactions to be consummated or any breach of this Agreement by Seller.

(ii) In light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any termination of this Agreement, (A) the payment of the Termination Fee pursuant to Section 11.5(b), which constitutes a reasonable estimate of the monetary damages that will be suffered by Buyer by reason of breach or termination of this Agreement shall be in full and complete satisfaction of any and all monetary damages of Buyer arising out of or related to this Agreement, and the transactions contemplated hereby (including any breach by Seller that is not a willful and material breach), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure against the Seller Obligors and (B) after being paid such amounts in accordance with the terms of this Agreement (x) none of the Seller Obligors shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure and (y) in no event will Buyer be entitled to seek to recover or obtain against any of the Seller Obligors any other damages, any recovery or judgment in excess of the Termination Fee, or any other remedy based on a claim at law or in equity with respect thereto, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the transactions contemplated hereby (including any breach by Seller), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure.

ARTICLE XII

Miscellaneous

12.1 Expenses. All fees and expenses incurred in connection with the Transactions shall be paid by the Party incurring such expenses, whether or not the Transactions are consummated.

12.2 Transfer Taxes. All Tax returns with respect to Transfer Taxes incurred in connection with or as a consequence of the transfer of the Assets shall be timely filed by the Party responsible for such filing under Law, and all such Transfer Taxes (and all reasonable out-of-pocket costs for preparation of such Tax returns) shall be borne by Seller. Buyer and Seller shall reasonably cooperate to reduce or eliminate any Transfer Taxes to the extent permitted by Law. If Buyer pays a Transfer Tax at the Closing or pursuant to a post-Closing assessment by any Governmental Entity, Seller shall reimburse Buyer for the amount of such Transfer Tax that Seller is responsible for pursuant to this Section 12.2 within ten (10) days of Buyer’s written demand therefor.

12.3 Notices. All notices, requests, claims, consents, demands and other communications hereunder shall be in writing and shall be deemed given or made if delivered to the applicable Party (a) personally (notice deemed given upon receipt), (b) by electronic mail (notice deemed given on the date sent if sent before 5:00 p.m. Eastern time on a Business Day (and otherwise on the next Business Day), so long as the sender thereof has not received any automatically generated transmission indicating that such email has not been received by the intended recipient thereof), or (c) sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery). All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice, and a copy of each notice shall also be sent via electronic mail.

If to Seller:	Apollo Commercial Real Estate Finance, Inc.
c/o Apollo Global Management, Inc.
9 West 57th Street, 42nd Floor
New York, NY 10019
Attn: Stuart Rothstein
Email: srothstein@apollo.com

With a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attn: Steven Epstein
Adam B. Cohen
Email: steven.epstein@friedfrank.com
adam.cohen@friedfrank.com

and

Clifford Chance US LLP
Two Manhattan West
375 9th Avenue
New York, NY 10001
Attn: Andrew Epstein
Chang-Do Gong
Robert N. Chung
Email: andrew.epstein@cliffordchance.com
cgong@cliffordchance.com
robert.chung@cliffordchance.com

If to Buyer:	Athene Holding Ltd.
c/o Apollo Insurance Solutions Group LP
7700 Mills Civic Pkwy
West Des Moines, Iowa 50266
Attention: General Counsel
Email: legal@athene.com

With a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn
Chicago, IL 60603
Attention: Perry Shwachman
Jonathan Blackburn

and

Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
Attention: Bonnie Neuman

Email: pshwachman@sidley.com
jblackburn@sidley.com
bonnie.neuman@sidley.com

12.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Maryland.

12.5 Entire Agreement. This Agreement and the Ancillary Documents, together with the Exhibits and Schedules hereto and thereto, constitute the entire agreement of the Parties relating to the subject matter hereof and supersede all prior contracts or agreements, whether oral or written.

12.6 Severability. Should any provision of this Agreement or the application thereof to any Person or circumstance be held invalid or unenforceable to any extent: (a) such provision shall be ineffective to the extent, and only to the extent, of such unenforceability or prohibition and shall be enforced to the greatest extent permitted by Law, (b) such unenforceability or prohibition in any jurisdiction shall not invalidate or render unenforceable such provision as applied (i) to other Persons or circumstances or (ii) in any other jurisdiction, and (c) such unenforceability or prohibition shall not affect or invalidate any other provision of this Agreement.

12.7 Amendment. Neither this Agreement nor any of the terms hereof may be terminated, amended, supplemented or modified orally, but only by an instrument in writing signed by Buyer and Seller; provided, that the observance of any provision of this Agreement may be waived in writing by the Party that will lose the benefit of such provision as a result of such waiver.

12.8 Effect of Waiver or Consent. No waiver or consent, express or implied, by any Party to or of any breach or default by any Party in the performance by such Party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such Party of the same or any other obligations of such Party hereunder. No single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce any right or power, shall preclude any other or further exercise thereof or the exercise of any other right or power. Failure on the part of a Party to complain of any act of any Party or to declare any Party in default, irrespective of how long such failure continues, shall not constitute a waiver by such Party of its rights hereunder until the applicable statute of limitation period has run.

12.9 Parties in Interest; Limitation on Rights of Others. The terms of this Agreement shall be binding upon, and inure to the benefit of, the Parties and their respective legal representatives, successors and assigns. Nothing in this Agreement, whether express or implied, shall be construed to give any Person (other than the Parties and their respective legal representatives, successors and assigns and as expressly provided herein) any legal or equitable right, remedy or claim under or in respect of this Agreement or any covenants, conditions or provisions contained herein, as a third-party beneficiary or otherwise.

12.10 Assignability. This Agreement shall not be assigned by any Party without the prior written consent of the other Party, except that (a) Buyer shall be permitted to assign any of its rights or delegate any of its obligations under this Agreement, in each case in whole or in part, to one or more Designated Buyers, including, for the avoidance of doubt, any Affiliate, in accordance with Section 2.8 and (b) Seller shall be permitted to assign any of its rights or delegate any of its obligations under this Agreement to one or more of its Subsidiaries with the consent of Buyer; provided, that no such assignment shall relieve the assigning Party of its obligations under this Agreement.

12.11 Jurisdiction; Court Proceedings; Waiver of Jury Trial. Any Litigation against any Party to this Agreement arising out of or in any way relating to this Agreement shall be brought in the Circuit Court for Baltimore City, Maryland or if jurisdiction over the matter is vested exclusively in federal courts, the federal courts in the State of Maryland and the appellate courts to which orders and judgements therefore may be appealed (collectively, the “Acceptable Courts”) and each of the Parties hereby submits to the exclusive jurisdiction of the Acceptable Courts for the purpose of any such Litigation; provided, that (a) a final judgment in any such Litigation shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law and (b) each Party agrees, with respect to any action or proceeding filed in any Maryland state court that arises in respect of the interpretation and enforcement of the provisions of this Agreement and the documents referred to in this Agreement or in respect of the Transactions, to jointly request an assignment to the Maryland Business and Technology Case Management Program. Each Party irrevocably and unconditionally agrees not to assert (a) any objection which it may ever have to the laying of venue of any such Litigation in the Acceptable Courts, (b) any claim that any such Litigation brought in the Acceptable Court has been brought in an inconvenient forum and (c) any claim that such court does not have jurisdiction with respect to such Litigation. To the extent that service of process by mail is permitted by applicable Law, each Party irrevocably consents to the service of process in any such Litigation in the Acceptable Courts by the mailing of such process by registered or certified mail, postage prepaid, at its address for notices provided for herein. Each Party irrevocably and unconditionally waives any right to a trial by jury and agrees that any of them may file a copy of this paragraph with the Acceptable Courts as written evidence of the knowing, voluntary and bargained-for agreement among the Parties irrevocably to waive its right to trial by jury in any Litigation.

12.12 No Other Duties. The only duties and obligations of the Parties under this Agreement are as specifically set forth in this Agreement, and no other duties or obligations shall be implied in fact, Law or equity, or under any principle of fiduciary obligation.

12.13 Reliance on Counsel and Other Advisors. Each Party has consulted such legal, financial, technical or other expert as it deems necessary or desirable before entering into this Agreement. Each Party represents and warrants that it has read, knows, understands and agrees with the terms and conditions of this Agreement.

12.14 Remedies. All remedies, either under this Agreement or by Law or otherwise afforded to the Parties hereunder, shall be cumulative and not alternative, and any Person having any rights under any provision of this Agreement will be entitled to enforce such rights specifically, to recover damages by reason of any breach of this Agreement and to exercise all other rights granted by Law, equity or otherwise.

12.15 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in addition to any other remedies, each Party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy. Each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy.

12.16 Counterparts. This Agreement may be executed by electronic signatures and in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument. Signatures to this Agreement transmitted by electronic transmission, by DocuSign, by electronic mail in “portable document format” (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

12.17 Further Assurance. If at any time after the Closing any further action is necessary or desirable to fully effect the Transactions or any of the Ancillary Documents, each of the Parties shall take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request.

12.18 No Recourse.. Without limiting any other provision in this Agreement, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the Parties. No Person who is not a Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate or assignee of, and any financial advisor, or lender to any Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate or assignee of the foregoing (collectively, the “Nonparty Affiliates”) shall have any liability for any obligations or liabilities of the Parties or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of, this Agreement or the Transactions or in respect of any oral representations made or alleged to be made in connection herewith and, to the maximum extent permitted by Law (other than as set forth in this Agreement and the Ancillary Documents), each Party hereby waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates of another Party.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed and delivered in its name and on its behalf, all as of the day and year first above written.

ATHENE HOLDING LTD.

By: APOLLO INSURANCE SOLUTIONS GROUP LP, its investment adviser

By: APOLLO GLOBAL REAL ESTATE MANAGEMENT, L.P., its sub-adviser

By: APOLLO GLOBAL REAL ESTATE MANAGEMENT GP, LLC, its General Partner

By:	/s/ William Kuesel
Name:	William Kuesel
Title:	Vice President

[Signature Page to Asset Purchase and Sale Agreement]

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
Name:	Stuart A. Rothstein
Title:	Chief Executive Officer and President

[Signature Page to Asset Purchase and Sale Agreement]